Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ENVESTNET, INC.,

YALE MERGER CORP.

and

YODLEE, INC.

Dated as of August 10, 2015

i

(continued)

(continued)

Schedules:

Company Disclosure Schedule
Parent Disclosure Schedule

Exhibit:

Exhibit A:              Amended and Restated Certificate of Incorporation of the Surviving Corporation

Page

INDEX OF DEFINED TERMS

Acquisition Agreement	54
Acquisition Proposal	54
Adverse Recommendation Change	45
affiliate	68
Agreement	1
Anti-Corruption Laws	25
Anti-Money Laundering Laws	25
Antitrust Division	47
Balance Sheet Date	16
Book-Entry Shares	3
business day	68
Certificate of Merger	2
Chosen Courts	69
Closing	1
Closing Date	1
Commitment Letters	38
Company	1
Company Benefit Plans	19
Company Bylaws	11
Company Certificate	11
Company Common Stock	2
Company Contract	26
Company Disclosure Schedule	10
Company Employees	50
Company Equity Awards	12
Company ERISA Affiliate	21
Company Financial Statements	15
Company Indemnified Parties	52
Company Meeting	45
Company Product Data	31
Company Qualified Plans	21
Company Recommendation	45
Company RSUs	5
Company SEC Reports	15
Company Stock Option	4
Company Subsidiary	11
Contract	25
Copyrights	30
Delaware Secretary	2
DGCL	1
Dissenting Share	7
Effect	10
Effective Time	2
Enforceability Exceptions	14
Environmental Laws	27
Equity Plans	4
ERISA	19
Exchange Act	14
Exchange Agent	7
Exchange Fund	7
Financing	58
Foreign Company Benefit Plans	20
Form S-4	14
GAAP	11
Goldman Sachs	17
Governmental Entity	14
HSR Act	14
Intellectual Property	29
Intervening Event	46
knowledge	68
Licenses	24
Liens	12
made available	68
Material Adverse Effect	10
Materially Burdensome Regulatory Condition	48
Materials of Environmental Concern	27
Merger	1
Merger Consideration	2
Merger Sub	1
Multiemployer Plan	21
New Certificates	7
Non-Disclosure Agreement	49
NYSE	14
Old Certificate	3
Owned Intellectual Property	30
Parent	1
Parent Common Stock	2
Parent Disclosure Schedule	33
Parent Plans	50
Parent SEC Reports	35
Parent Severance Plans	51
Parent Stock Value	2
Parent Subsidiary	33

Patents	30
Per Share Cash Consideration	2
Per Share Stock Consideration	2
Permitted Encumbrances	28
person	68
Personal Data	30
Premium Cap	52
Property	28
Proxy Statement	14
Reference Price	2
Registered Intellectual Property	30
Registered Owned Intellectual Property	30
Release	28
Representatives	53
Requisite Company Vote	13
Sanctioned Country	25
Sanctions	25
Sarbanes-Oxley Act	16
Savings Plan	51
SEC	11
Securities Act	15
SRO	14
Stock Awards	6
Stock Threshold	3
Subsidiary	11
Superior Proposal	54
Surviving Corporation	1
Surviving Corporation Bylaws	6
Surviving Corporation Charter	6
Systems	30
Takeover Statutes	32
Tax	19
Tax Return	19
Taxes	19
Termination Date	63
Termination Fee	65
Total Stock Amount	2
Trade Secrets	30
Trademarks	30
Transition Date	50
U.S. Company Benefit Plans	20
Unvested Options	4
Unvested RSUs	5
Use	31
Vested Options	4

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 10, 2015 (this “Agreement”), by and among Envestnet, Inc., a Delaware corporation (“Parent”), Yale Merger Corp., a Delaware corporation (“Merger Sub”), and Yodlee, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “Merger”), so that the Company is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, concurrently with the entry of the parties into this Agreement, funds affiliated with Warburg Pincus are entering into a voting agreement with Parent; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1                               The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Corporation in the Merger, and, except as set forth in this Article I, shall continue its corporate existence under the laws of the State of Delaware unaffected by the Merger. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2                               Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Mayer Brown LLP, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject at Closing to the satisfaction or waiver thereof) or at such other time and place as is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3                               Effective Time.  Subject to the terms and conditions of this Agreement, on the Closing Date, the parties hereto shall cause to be filed with the Secretary of State of the State of

Delaware (the “Delaware Secretary”) a certificate of merger in customary form and substance and complying will the DGCL (the “Certificate of Merger”), and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective as of the time of filing of the Certificate of Merger or, if a specific date and time is mutually agreed between the Company and Parent and specified in the Certificate of Merger, as of such specified date and time (such date and time, the “Effective Time”).

1.4                               Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

1.5                               Conversion of Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a)

(i)                                     Each share of the common stock, par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), except for Dissenting Shares and shares of Company Common Stock owned by the Company as treasury stock or owned by Parent or any direct or indirect wholly owned Subsidiary of Parent (including Merger Sub), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest (A) $10.78 in cash (the “Per Share Cash Consideration”) and (B) the number of validly issued, fully paid and non-assessable shares of common stock, par value $0.005 per share, of Parent (the “Parent Common Stock”) determined by dividing (1) $8.10 by (2) the Parent Stock Value (such number of shares, the “Per Share Stock Consideration”) (the consideration described in clauses (i) and (ii), the “Merger Consideration”).  For purposes of this Agreement, the “Parent Stock Value” shall be equal to the volume weighted average of the sales price per share of Parent Common Stock for the ten (10) full trading days ending on and including the second (2nd) full trading day prior to the Closing Date, as calculated by Bloomberg Financial LP under the function “ENV US Equity VWAP,” subject to adjustment pursuant to Section 1.5(c).  Notwithstanding anything to the contrary in this Agreement, if the Parent Stock Value is less than 90% of the Reference Price, then the Parent Stock Value shall be equal to $39.006 and if the Parent Stock Value is greater than 110% of the Reference Price, the Parent Stock Value shall be equal to $47.674. For purposes of this Agreement, the “Reference Price” shall be $43.34 and Parent and the Company shall, prior to the Effective Time, jointly provide written notice to the Exchange Agent stating the Parent Stock Value.

(ii)                                  Notwithstanding anything in this Agreement to the contrary, to the extent that the sum of (A) the aggregate number of shares of Parent Common Stock issuable pursuant to Section 1.5(b)(i) plus (B) the maximum number of shares of Parent Common Stock issuable, including shares of restricted stock and shares of Parent Common Stock subject to restricted stock awards of Parent issuable pursuant to Section 1.7 (the sum of the amounts in clauses (A) and (B), the “Total Stock Amount”), would be equal to or greater than nineteen and nine-tenths percent (19.9%) of the shares of Parent Common Stock outstanding as of immediately prior to the Effective Time (such amount, the “Stock Threshold”), the Per Share Stock Consideration shall be decreased to the minimum extent necessary, such that the Total Stock Amount shall not exceed the Stock Threshold. In such event, the Per Share Cash Consideration shall be increased by an amount equal to the product of (A) the amount of such reduction in the Per Share Stock Consideration pursuant to the preceding sentence multiplied by (B) the Parent Stock Value; provided that (i) the aggregate Per Share Cash Consideration shall in no event be increased by greater than $32,000,000 and (ii) the Total Stock Amount shall in no event exceed the Stock Threshold.

(b)                                 All the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock (“Book-Entry Shares”)) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of fractional shares that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2, without any interest thereon, and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.2.

(c)                                  Notwithstanding anything to the contrary in this Agreement, if, after the date hereof, and prior to the Effective Time, the issued and outstanding Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or other similar transaction, , then the Per Share Cash Consideration and the Per Share Stock Consideration and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Per Share Cash Consideration and the Per Share Stock Consideration or other dependent item, as applicable, subject to further adjustment in accordance with this Section 1.5(c).

(d)                                 Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock or owned by Parent or any direct or indirect wholly owned Subsidiary of Parent (including Merger Sub) shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6                               Merger Sub Capital Stock.  At and after the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

1.7                               Treatment of Company Equity Awards.

(a)                                 Vested Options.  Prior to the Closing, the Board of Directors of the Company shall have adopted resolutions (in a form reasonably satisfactory to Parent), and the Company hereby agrees to take all other actions reasonably necessary, to cause, in accordance with the Yodlee, Inc. 1999 Stock Plan, as amended; the Yodlee, Inc. 2001 Stock Plan, as amended; the Yodlee, Inc. 2009 Equity Incentive Plan, as amended; and the Yodlee, Inc. 2014 Equity Incentive Plan, as amended (collectively the “Equity Plans”), each stock option granted thereunder (“Company Stock Option”) that is vested and exercisable and that remains outstanding as of immediately prior to the Closing, including Company Stock Options that will become vested as of the Closing (the “Vested Options”) to be exercised immediately prior to the Closing in a cashless net exercise with shares of Company Common Stock that would otherwise be received on the exercise of such Vested Option being retained by the Company to cover the exercise price and any applicable tax withholding obligations and to issue the net number of shares of Company Common Stock upon such net exercise to the holder of such Company Stock Option where the value of a share of Company Common Stock for purposes of the foregoing shall be the sum of (i) the Per Share Cash Consideration and (ii) the value of the Per Share Stock Consideration and for purposes of determining the value of the Per Share Stock Consideration, the Parent Stock Value used to determine the Per Share Stock Consideration will be used.  As of the Effective Time, each such share of Company Common Stock shall be converted into the right to receive the sum of (i) the Per Share Cash Consideration and (ii) the Per Share Stock Consideration pursuant to the terms of this Article I.  Each Vested Option outstanding immediately prior to the date of exercise, when exercised in accordance with this Section 1.7(a) or otherwise, shall no longer be outstanding, shall automatically be canceled and shall cease to exist.  The Company agrees to process the exercise of the Vested Options through payroll as appropriate and to remit any necessary withholding amounts that arise upon the exercise of the Vested Options to the appropriate Tax authorities or Governmental Entities, as required by applicable law.

(b)                                 Unvested Options.  Prior to the Closing, the Board of Directors of the Company shall have adopted resolutions (in a form reasonably acceptable to the Parent), and the Company hereby agrees to take all other actions that are reasonably necessary, in accordance with the Equity Plans, to cause the assumption by Parent of all Company Stock Options granted pursuant to the Equity Plans, other than Vested Options, that remain outstanding as of immediately prior to the Closing (the “Unvested Options”) and the conversion of such assumed Unvested Options into awards of restricted shares of Parent Common Stock consistent with the terms of this Section 1.7(b).  For each Unvested Option, the number of restricted shares of Parent Common Stock to be issued as part of the assumption and conversion of such Unvested Stock Option shall be calculated by first multiplying (X) by (Y) and next dividing the result by (Z) where (X) equals the difference between the value of (i) the sum of (A) the Per Share Cash Consideration and (B) the value of the Per Share Stock Consideration and (ii) the exercise price per share of Company Common Stock for such Unvested Option, (Y) equals the total number of shares of Company Common Stock subject to such Unvested Option and (Z) equals the Parent Stock Value.  For avoidance of doubt, for purposes of determining the value of the Per Share Stock Consideration, the Parent Stock Value used to determine the Per Share Stock Consideration will be used.  The restricted shares of Parent Common Stock received in connection with the assumption and conversion of such Unvested Option shall become vested proportionally on the same dates and subject to the same terms and conditions generally of each applicable Unvested Option.  Each Unvested Option outstanding immediately prior to the Effective Time, when canceled and extinguished in exchange for the assumption of such Unvested Option and conversion into restricted shares of Parent Common Stock in accordance with this Section 1.7(b), shall no longer be outstanding, shall automatically be canceled and shall cease to exist.

(c)                                  Restricted Stock Units.  Prior to the Closing, the Board of Directors of the Company shall have adopted resolutions (in a form reasonably acceptable to the Parent), and the Company hereby agrees to take all other actions reasonably necessary, in accordance with the Equity Plans, to cause the terms of the assumption by Parent of all restricted stock units granted pursuant to the Equity Plans (“Company RSUs”) that remain outstanding as of immediately prior to the Closing (the “Unvested RSUs”) and conversion of such assumed Unvested RSUs into awards of restricted shares of Parent Common Stock consistent with the terms of this Section 1.7(c).  For each Unvested RSU, the number of restricted shares of Parent Common Stock to be issued as part of the assumption and conversion of such Unvested RSU shall be calculated by first multiplying (X) by (Y) and next dividing the result by (Z) where (X) equals the value of the sum of (i) the Per Share Cash Consideration and (ii) the value of the Per Share Stock Consideration, (Y) equals the total number of shares of Company Common Stock subject to such Unvested RSU and (Z) equals the Parent Stock Value.  For avoidance of doubt, for purposes of determining the value of the Per Share Stock Consideration, the Parent Stock Value used to determine the Per Share Stock Consideration will be used.  The restricted shares of Parent Common Stock received in connection with the assumption and conversion of such Unvested RSU shall become vested proportionally on the same dates and subject to the same terms and conditions generally of each applicable Unvested RSU.  Each Unvested RSU outstanding immediately prior to the Effective Time, when canceled and extinguished in exchange for the assumption of such Unvested RSU and conversion into restricted shares of Parent Common Stock in accordance with this Section 1.7(c), shall no longer be outstanding, shall automatically be canceled and shall cease to exist.

(d)                                 Notices.

(i)                                     The Company agrees to provided notice (in a form reasonably satisfactory to Parent) to each holder of Vested Options no less than fifteen days prior to the day prior to Closing notifying the holder that the holder has no less than fifteen days to exercise such Vested Option and that any Vested Option that remains unexercised and outstanding as of immediately prior to the Effective Time shall be exercised in a cashless net exercise as required by Section 1.7(a).

(ii)                                  The Company agrees to provide notice (in a form reasonably satisfactory to Parent) to each holder of Unvested Options and Unvested RSUs no less than fifteen days prior to the Closing notifying the holder that such Unvested Options and Unvested RSUs are being assumed by Parent consistent with the requirements of the Equity Plans and as required by Sections 1.7(b) and 1.7(c), respectively.

(e)                                  Form S-8 and Documentation.  Parent shall take reasonable actions as are necessary for the assumption and conversion of the Unvested Options and Unvested RSUs as provided pursuant to this Sections 1.7(b) and 1.7(c), respectively, including the reservation, issuance and listing of the shares of Parent Common Stock as is necessary to effectuate the assumption contemplated herein.  Parent shall prepare and file with the SEC a registration statement on a Form S-8 (to the extent available) within fifteen (15) days of the Closing Date with respect to shares of Parent Common Stock subject to such assumed award or otherwise register such shares consistent with applicable law and will maintain the effectiveness the registration statement while those assumed awards remain outstanding.  Parent shall prepare documentation, including, if applicable, a plan document and grant agreement, for such assumed awards (in a form reasonably satisfactory to the Company) such agreement and documentation will include a provision that will permit the holder of such assumed award to satisfy any tax withholding obligations that arise upon vesting or otherwise with respect to the assumed awards to be satisfied by delivering the number of shares of Parent Common Stock subject to the award as are necessary to satisfy any such tax withholding obligations and Parent agrees to remit any required amounts to the appropriate Tax authorities or Governmental Entities, as required by applicable law.

(f)                                   If Parent and the Company reasonably determine in good faith and on reliance upon the advice of counsel that the application of the terms of this Section 1.7 with respect to any Vested Options, Unvested Options or Unvested RSUs that is subject to the applicable laws of any foreign jurisdiction (collectively, “Stock Awards”) is not consistent with the laws of such jurisdiction or would result in any adverse tax consequence (whether to the individual holding such Stock Award, to Parent, to the Company or to the Surviving Company), the Company and Parent agree to work in good faith to adjust the treatment of such Stock Awards to the extent necessary in order to comply with such laws or avoid such adverse tax consequence to the extent practicable and in such a manner as yields to the holder of such Stock Award the economic benefit intended by this Sections 1.7(a), 1.7(b) or 1.7(c); provided, that, such Stock Awards as are treated differently as a result of the foregoing will remain subject to all other applicable terms of this Agreement including, but not limited to, Section 1.5(b)(ii).

1.8                               Certificate of Incorporation and Bylaws of the Surviving Corporation.  (a) The certificate of incorporation of the Company shall be amended and restated at the Effective Time to read in its entirety as set forth in the form of Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”) until thereafter amended as provided therein or by applicable law and (b) Parent and the Surviving Corporation shall cause the bylaws of Merger Sub as in effect immediately prior to the Effective Time to become the bylaws of the Surviving Corporation (the “Surviving Corporation Bylaws”), until thereafter amended as provided therein or by applicable law.

1.9                               Directors of the Surviving Corporation.  The Board of Directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

1.10                        Appraisal Rights.

(a)                                 Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock (including Book-Entry Shares) as to which the holder thereof

(i) has not voted in favor of the Merger or consented thereto in writing and has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (ii) has properly complied with Section 262 of the DGCL and (iii) has not effectively withdrawn or lost its rights to appraisal (each, a “Dissenting Share”), if any, such holder shall be entitled to payment (subject to, and net of, any applicable withholding Tax), solely from the Surviving Corporation, of the appraisal value of such Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL, except that (x) if any holder of Dissenting Shares, under the circumstances permitted by Section 262 of the DGCL, affirmatively withdraws or loses (through failure to perfect or otherwise) the right to dissent or its rights for appraisal of such Dissenting Shares, (y) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (z) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders shall forfeit the right be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL and such shares of Company Common Stock shall cease to constitute Dissenting Shares, and each such share of Company Common Stock shall, to the fullest extent permitted by Law, thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.2, of such formerly Dissenting Shares.

(b)                                 The Company shall give Parent prompt notice of, together with copies of, any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served on or otherwise received by the Company pursuant to the DGCL. Parent shall have the right to participate in and direct all negotiations and proceedings with respect to any and all such demands for appraisal. Without limiting, and in furtherance of, the foregoing, the Company shall not, except with the prior written consent of Parent, (i) make any payment with respect to any such demands for appraisal, (ii) offer to settle or otherwise settle any such demands, (iii) waive any failure to properly make or effect any such demand for appraisal or other action required to perfect appraisal rights in accordance with the DGCL or (iv) agree to do any of the foregoing.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1                               Exchange Agent.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) evidence of Book-Entry Shares, representing the Parent Common Stock (“New Certificates”), to be given to the holders of Company Common Stock pursuant to Section 1.5 and this Article II in exchange for outstanding shares of such Company Common Stock, and (b) cash in an amount sufficient to allow the Exchange Agent to make all payments required pursuant to this Article II (such New Certificates and cash, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Parent or Merger Sub, or as otherwise directed by Parent.

2.2                               Exchange Procedures.

(a)                                 As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Parent shall cause the Exchange Agent to mail to each person who was, immediately prior to the Effective Time, a holder of record of one or more Old Certificates representing shares of Company Common Stock that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal in customary form and reasonably acceptable to Parent and the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates (or surrender of Book-Entry Shares) to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the consideration for certificates representing the number of whole Parent Common Stock, any cash in lieu of fractional shares and the cash portion of the Merger Consideration which shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 2.2(b). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) payment representing the amount of (A) the cash portion of the Merger Consideration which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued with respect to any property to be delivered upon surrender of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)                                 No dividends or other distributions declared with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable after the Effective Time with respect to whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)                                  If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)                                 After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

(e)                                  Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to shares of Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Parent Stock Value by (ii) the fraction of a share of Parent Common Stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock owned by such holder as of immediately prior to the Effective Time).

(f)                                   Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of the Company who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the shares of Parent Common Stock deliverable in respect of each former share of Company Common Stock such stockholders hold as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)                                  Parent shall be entitled to deduct and withhold, or cause the Merger Sub or Exchange Agent to deduct and withhold, from the cash portion of the aggregate Merger Consideration, any cash in lieu of a fractional share of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by

Parent, Merger Sub or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which the deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(h)                                 In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit in customary form of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution hereof (the “Company Disclosure Schedule”), provided, that any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) any other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections; or (ii) as disclosed in any Company SEC Reports filed after June 30, 2014 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1                               Corporate Organization.

(a)                                 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (an “Effect”), individually or in the aggregate, that has a material adverse effect on, with respect to Parent or the Company, as the case may be, the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”), including accounting and financial reporting pronouncements by the Securities and Exchange Commission (the “SEC”), (ii) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (iii) changes, after the date hereof, in global, national, regional or local political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the industries in which such party and its Subsidiaries operate generally and not specifically relating to such party or its Subsidiaries, (iv) any failure by such party to meet any internal or published projections, estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), (v) changes attributable to the announcement or pendency of the transactions contemplated hereby, including any litigation arising out of or relating to this Agreement or the transactions contemplated hereby or the events leading thereto (provided that this clause (v) shall not apply to any representation or warranty to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger), or (vi) any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement; except, with respect to subclause (i), (ii) or (iii), such Effect shall be taken into account in the determination of whether a Material Adverse Effect has occurred solely to the extent such Effect materially and disproportionately affected the Company or Parent relative to other participants in the industry in which such party and its Subsidiaries operate). As used in this Agreement, the word “Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party and/or by one or more of its Subsidiaries.

(b)                                 True and complete copies of the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Company Certificate”), and the bylaws of the Company, as amended (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(c)                                  Section 3.1(c) of the Company Disclosure Schedule sets forth (i) each Subsidiary of the Company (a “Company Subsidiary”), (ii) the number of authorized, allotted, issued and outstanding shares of capital stock of each Company Subsidiary, (iii) each Company Subsidiary’s jurisdiction of incorporation or organization and (iv) the location of each Company Subsidiary’s principal executive offices, if any.  Each Company Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified and, where applicable, in good standing would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

(d)                                 The Company owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), other than Liens for Taxes not yet due and payable or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary that have the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.  Except for the shares of capital stock of the Company Subsidiaries, the Company does not own, directly or indirectly, any shares of capital stock in any entity.

(e)                                  There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except as required by applicable law.

3.2                               Capitalization.

(a)                                 The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares of preferred stock are issued and outstanding.  As of July 31, 2015, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, other than (i) 30,393,371 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Common Stock held in treasury, and (iii) 1,768,199 shares of Company Common Stock reserved for issuance under the Equity Plans, and since July 31, 2015, no shares of capital stock or other voting securities of the Company have been issued, other than pursuant to the exercise or settlement of outstanding awards with respect to the shares of Company Common Stock reserved for issuance under the Equity Plans described in the preceding clause (iii). All the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding.  Other than the Company Stock Options and the Company RSUs (collectively, the “Company Equity Awards”), in each case, issued or unsettled prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company or its Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire any of its or its Subsidiaries’ capital stock or other equity security.

(b)                                 There are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which the Company or any of the Company Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Company Common Stock or other equity interests of the Company. Section 3.2(b) of the Company Disclosure Schedule sets forth each Equity Plan, the aggregate number of shares of Company Common Stock available for issuance and not subject to outstanding awards under each Equity Plan. The Company has delivered or made available to Parent the form of agreement related to each such award. No material changes have been made to such form in connection with any award. Section 3.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, to the extent applicable, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award (assuming target performance, if applicable), (iii) the grant date of each such Company Equity Award, (iv) the exercise price for each such Company Equity Award that is a Company Stock Option and (v) the expiration date of each such Company Equity Award that is a Company Stock Option. Section 3.2(b) of the Company Disclosure Schedule sets forth, with respect to all Company Equity Awards that are unvested as of the date hereof, the vesting schedule applicable to such Company Equity Awards. Other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any Company Subsidiaries) are outstanding.

3.3                               Authority; No Violation.

(a)                                 The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement and transactions contemplated by this Agreement, including the Merger are fair to and in the best interests of the Company and its stockholders, (ii) declaring the advisability of this Agreement, (iii) approving this Agreement and transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions herein, (iv) recommending that the Company’s stockholders adopt this Agreement in accordance with the DGCL and (v) directing that the adoption of this Agreement be submitted for consideration of the Company’s stockholders at a meeting duly called and held for such purpose. As of the date hereof, none of the aforesaid actions by the Board of Directors of the Company has been amended, rescinded or modified.

(b)                                 Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the Merger or to consummate the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”).

(c)                                  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Certificate or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement, or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except in the case of clause (ii) above for such violations, conflicts, breaches, losses of benefit, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby.

3.4                               Consents and Approvals.  Except for (i) the filing with the SEC of a proxy statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “Form S-4”) and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (iii) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the New York Stock Exchange (“NYSE”) and (v) such authorizations, consents, approvals, filings or registrations that, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, no consents or approvals of or filings or registrations with any foreign or domestic court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the consummation by the Company of the Merger and the other transactions contemplated hereby. As used in this Agreement, “SRO” means (x) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and

(y) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

3.5                               Reports.

(a)                                 An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, since December 31, 2012 (the “Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Company SEC Reports.

3.6                               Financial Statements.

(a)                                 The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to normal year-end adjustments), (ii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Ernst & Young LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)                                 Neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the

Company and its consolidated Subsidiaries (or in the notes thereto), except (a) as reflected or reserved against in the Company’s consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (the “Balance Sheet Date”) (including any notes thereto), (b) for liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) liabilities under this Agreement, including fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger) and (d) for liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c)                                  The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the Audit Committee of the Company’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (y) to the knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Copies of any such disclosures were made in writing by management to the Company’s auditors and Audit Committee and a copy has been previously made available to Parent. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

(d)                                 Since January 1, 2012, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices or procedures of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim whether written or, to the knowledge of the Company that the Company or any of its Subsidiaries has engaged in questionable accounting, auditing or actuarial practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors or employees to the Board of Directors of the Company or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company.

3.7                               Broker’s Fees.  Neither the Company nor any Company Subsidiary nor any of their respective officers or directors have employed any broker, finder or financial advisor, or incurred any liability for any broker’s fees, commissions or finder’s fees, in each case, in connection with the Merger or related transactions contemplated by this Agreement, other than Goldman, Sachs & Co. (“Goldman Sachs”) pursuant to a letter agreement, a true and complete copy of which has been previously made available to Parent.

3.8                               Absence of Certain Changes or Events.

(a)                                 Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b)                                 Since December 31, 2014 through the date hereof, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with past practice.

3.9                               Legal and Regulatory Proceedings.

(a)                                 As of the date hereof, there is no suit, action, investigation, claim or proceeding pending, or to the Company’s knowledge, threatened in writing against it or any of its Subsidiaries or any of the current or former directors or executive officers in such individuals’ capacities as such of it or any of its Subsidiaries (i) that involves a Governmental Entity, (ii) that, individually or in the aggregate, and, in either case, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its affiliate’s businesses, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement, or (iii) that is of a material nature challenging the validity or propriety of this Agreement.

(b)                                 As of the date hereof, there is no material injunction, order, judgment or decree imposed upon the Company or any of its affiliates or the assets of the Company or any of its affiliates.

3.10                        Taxes and Tax Returns.

(a)                                 (i) Each of the Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations; (ii) neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time (other than automatic extensions) within which to file any Tax Return; (iii) all Taxes of the Company and its Subsidiaries that are due have been fully and timely paid or adequate reserves for such Taxes have been established in accordance with GAAP as set forth on the Company

Financial Statements (rather than the notes thereto) and the Company has not incurred any material Taxes outside of the ordinary course of business since the Balance Sheet Date; (v) each of the Company and its Subsidiaries has complied in all material respects with all laws relating to the withholding and collection of Taxes and has collected or withheld all Taxes required to have been collected or withheld and to the extent required by applicable law have paid such amounts to the proper governmental authority or other applicable person, except as would not result in material liability to the Company; (vi) neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations or limitation period applicable to any Tax that remains in effect; (vii) no deficiency or claim with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries; (vii) there are no pending or, to the knowledge of the Company, threatened disputes, claims, audits, examinations, proposed adjustments, or other proceedings regarding any Taxes of the Company and its Subsidiaries or the assets of Company and its Subsidiaries and no notice indicating an intent to open an audit or other review has been received by the Company or its Subsidiaries; (ix) neither the Company nor any of the Subsidiaries has a branch, agency, permanent establishment or is otherwise engaged in business in a country other than the country of its incorporation or organization and neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed; (x) the Company has made available to Parent true, correct, and complete copies of all income and other material Tax Returns of the Company and its Subsidiaries filed for taxable periods ending after December 31, 2010  or for which the statute of limitations remains open and any private letter ruling requests, technical advice memoranda received, voluntary compliance program statements or similar agreements, closing agreements or gain recognition agreements with respect to Taxes; (xi) the Company and each of its Subsidiaries has systems, processes and procedures in place in order to comply with Sections 1471 through 1474 of the Code and any similar provision of foreign law; (xii) there are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries; (xiii) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries); (xiv) neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise; (xv) neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code; (xvi) neither the Company nor any of the Subsidiaries is or has been a party to any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b); (xvii) each of the Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax with the meaning of Section 6662 of the Code; (xviii) at no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code; (xix) all related-party transactions involving the Company or any of the Subsidiaries are at arm’s length in material compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any other Tax laws, and all notification, documentation and similar requirements with respect thereto have been timely satisfied; (xx) each of the Company and the Subsidiaries has conducted all aspects of its business in accordance with the terms and conditions of all Tax rulings, Tax concessions and Tax holidays that were provided by any relevant Governmental Authority; and (xxi) neither the Company nor any of the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) election under Section 108(i) of the Code made on or prior to the Closing Date, or (F) prepaid amount received on or prior to the Closing Date.

(b)                                 The Company and its Subsidiaries have made adequate provision as of March 31, 2015 (in accordance with GAAP) for any material Taxes that were not yet due and payable for all taxable periods, or portions thereof, prior to the date thereof.

(c)                                  As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, escheat, unclaimed property, withholding, duties, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(d)                                 As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any documentation required to be filed with any taxing authority or to be retained by the Company or any of its Subsidiaries in respect of information reporting and withholding requirements imposed by the Code or any similar foreign, state or local law.

3.11                        Employees.

(a)                                 Section 3.11(a) of the Company Disclosure Schedule lists all Company Benefit Plans. For purposes of this Agreement, (i) “Company Benefit Plans” means all benefit or compensation plans, programs, policies, practices, agreements, contracts or arrangements (including, but not limited to, employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, unemployment compensation plan, vacation pay, insurance or hospitalization program, flexible benefit plan, cafeteria plan, dependent care plan or any fringe benefit arrangements retiree medical or life insurance, supplemental retirement, retention, change in control, employment, consulting, termination, and severance plans, programs, policies, practices, agreements, contracts or arrangements, but excluding any non-material fringe benefit arrangements, for the benefit of any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries or Company ERISA Affiliate (x) with respect to which the Company or any Company Subsidiary or Company ERISA Affiliate is a party or has any obligation or (y) that are maintained, contributed to or sponsored by the Company or any of its Subsidiaries or Company ERISA Affiliate, other than a Multiemployer Plan (as defined below); (ii) “Foreign Company Benefit Plans” means all Company Benefit Plans that primarily cover current or former employees, officers, directors or other service providers of the Company or any of its affiliates based outside of the United States and/or which are governed by the laws of any jurisdictions outside of the United States; and (iii) “U.S. Company Benefit Plans” means Company Benefit Plans that are not Foreign Company Benefit Plans.

(b)                                 The Company has made available to Parent a true and complete copy of each Company Benefit Plan set forth in Schedule 3.11(a) and all contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements and recordkeeping agreements, each as in effect on the date hereof, has been supplied to the Parent (except for (i) individual equity award agreements for awards granted pursuant to the Equity Plans, in which case only forms of such individual agreements have been provided, unless such individual agreements provide acceleration of vesting of awards in a manner not provided for under the applicable form(s) or that otherwise materially differ from such forms, in which case the individual agreement has been provided, (ii) contracts that provide for employment that is terminable “at will” and that are terminable without severance or change of control pay or benefits or, with respect to contracts in jurisdictions where “at will” employment is not permitted, that provide for termination provisions and benefits no greater than required by applicable law, in which case the forms of such contracts have been provided, and (iii) consulting contracts that are terminable without cost or liability other than accrued but unpaid fees, in which case only forms of such contracts have been provided, unless any such contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable law) in which case the individual agreement has been provided.  In the case of any Company Benefit Plan which is not in written form, the Parent has been supplied with an accurate description of such Company Benefit Plan as in effect on the date hereof.  A true and correct copy of the most recent annual report, actuarial report, accountant’s opinion of the plan’s financial statements, summary plan description and Internal Revenue Service determination letter with respect to each Company Benefit Plan, to the extent applicable, and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Company Benefit Plan has been supplied to the Parent, and there have been no material changes in the financial condition in the respective plans from that stated in the annual reports and actuarial reports supplied.

(c)                                  Each U.S. Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, and no event has occurred which will or could cause any such Company Benefit Plan to fail to comply with such requirements and no notice has been issued by any governmental authority questioning or challenging such compliance. Neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has, within the prior three (3) years, taken corrective action or made a filing under any voluntary correction program of the IRS, the U.S. Department of Labor or any other Governmental Entity with respect to any U.S. Company Benefit Plan that has not been resolved prior to the date hereof, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.  No options have been granted and no offering period has been offered pursuant to the Yodlee, Inc. 2014 Employee Stock Purchase Plan.

(d)                                 Section 3.11(d) of the Company Disclosure Schedule identifies each U.S. Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination, advisory or opinion letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened in writing), all amendments to any such plan for which the remedial amendment period (within the meaning of Section 401(b) of the Code and applicable regulations) has expired are covered by a favorable IRS determination letter, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to result in disqualification of any Company Qualified Plan or the related trust. No trust funding any U.S. Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)                                  All Company Benefit Plans which are subject to Section 409A of the Code comply in all material respects with Section 409A in form and have been administered in all material respects in accordance with their terms and Section 409A of the Code.

(f)                                   No Company Benefit Plan is subject to Title IV of ERISA or Section 412, 430 or 4971 of the Code.  None of the assets of any Company Benefit Plan are invested in employer securities or employer real property.

(g)                                  There have been no acts or omissions by the Company or any of its Subsidiaries or Company ERISA Affiliates which have given rise to or may give rise to interest, fines, penalties, taxes or related charges under Section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries taken as a whole.

(h)                                 None of the Company and its Subsidiaries nor any other entity which, together with the Company, would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA (a “Company ERISA Affiliate”) has ever contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(i)                                     None of the Company or any Company Subsidiaries has any material liability or contingent liability for providing, under any Company Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state law.

(j)                                    All material contributions required to be made to any U.S. Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any U.S. Company Benefit Plan have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(k)                                 There are no pending or, to the Company’s knowledge, threatened material claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the U.S. Company Benefit Plans, any fiduciaries thereof with respect to their duties to the U.S. Company Benefit Plans and for whom the Company has an obligation to indemnify or the assets of any of the trusts under any of the U.S. Company Benefit Plans, and in each case, would reasonably be expected to result in material liability to the Company.

(l)                                     None of the Company and its Subsidiaries nor any Company ERISA Affiliate nor, to the Company’s knowledge, any other person, including any fiduciary whom the Company has an obligation to indemnify, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), and there has been no prohibited transaction with respect to any U.S. Company Benefit Plans that would reasonably be expected to result in material liability to the Company.

(m)                             Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause an acceleration of the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries under a Company Benefit Plan or (ii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust under a Company Benefit Plan. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code (determined without regard to subsection (b)(4) thereof) or would exceed the amount deductible pursuant to Section 162(m) of the Code. Neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(n)                                 The Company has accrued or is accruing amounts for annual bonus payments to the executive officers in the amounts listed in Schedule 3.11(n) of the Company Disclosure Schedule for calendar year 2015.

(o)                                 No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(p)                                 Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its ERISA Affiliates (other than ordinary administration expenses).

(q)                                 Each Foreign Company Benefit Plan (i) if intended to qualify for special tax treatment, meets in all material respects the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, (iii) to the extent required to be registered or approved by a foreign Governmental Entity, has been registered with, or approved by, a foreign Governmental Entity and, to the Company’s knowledge, nothing has occurred that would reasonably be expected to adversely affect such registration or approval and (iv) has been maintained and operated in accordance with, and are in compliance with, in all material respects their terms, all applicable laws, government taxation and funding requirements, and with any agreement entered into with a union or labor organization in all material respects. As of the date hereof, there is no pending or, to the Company’s knowledge, threatened material litigation relating to any Foreign Company Benefit Plan.

(r)                                    Neither the Company nor any of its Subsidiaries is party to, bound by, or in the process of negotiating a collective bargaining agreement, other labor-related agreement or understanding or work rules with any labor union, labor organization or works council, nor to the Company’s knowledge, has the Company or any of its Subsidiaries communicated or represented, whether to any employee or director of, or consultant to, the Company or any of its Subsidiaries or any labor union, labor organization or works council, that it will recognize any labor union, labor organization or works council.

(s)                                   None of the employees or directors of, or consultants to, the Company or any of its Subsidiaries is represented by a labor union, other labor organization or works council and, (i) to the Company’s knowledge, there is no effort currently being made or threatened by or on behalf of any labor union or labor organization to organize any employees or directors of, or consultants to, the Company or any of its Subsidiaries, and there are currently no activities related to the establishment of a works council representing employees or directors of, or consultants to, the Company or any of its Subsidiaries, (ii) no demand for recognition of any employees or directors of, or consultants to, the Company or any of its Subsidiaries has been made by or on behalf of any labor union or labor organization in the past two years and (iii) no petition has been filed, nor has any proceeding been instituted by any employee or director of, or consultant to, the Company or any of its Subsidiaries or group of employees or directors of, or consultants to, the Company or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining representative in the past two years.

(t)                                    There is no pending or, to the Company’s knowledge, threatened (i) material strike, lockout, work stoppage, slowdown, picketing or labor dispute or other industrial action with respect to or involving any current or former employee or director of, or consultant to, the Company or any of its Subsidiaries, and there has been no such action or event in the past three years or (ii) material arbitration, or material grievance against the Company or any of its Subsidiaries involving current or former employees, directors, consultants or any of their representatives.

(u)                                 The Company and of its Subsidiaries are in compliance in all material respects with all (i) Laws respecting employment and employment practices, terms and conditions of employment, labor relations, collective bargaining, disability, immigration, layoffs, health and safety, wages, hours and benefits, and plant closings and layoffs, including classification of employees, consultants and independent contractors and classification of employees and consultants for overtime eligibility, non-discrimination in employment, data protection with respect to employees’ personal data, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes and (ii) obligations of the Company or any of its Subsidiaries under any employment agreement, agreement for the provision of personal services, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or arrangement.

(v)                                 To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is in violation of any non-compete, non-solicitation, nondisclosure, confidentiality, employment, consulting or similar agreement with a third party in connection with his or her employment with the Company or any of its Subsidiaries that would result in any material liability or obligation against the Company or any of its Subsidiaries.

3.12                        Compliance with Applicable Law.

(a)                                 Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company, the businesses of each of the Company and its Subsidiaries have not, since January 1, 2012, been, and are not being, conducted in violation of any federal, state, local or foreign law, or any rule, regulation, agency requirement or published interpretation of any Governmental Entity.  Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received, since January 1, 2012, any written notice or communication of any instance of non-compliance with any such law, or any rule, regulation, agency requirement or published interpretation of any Governmental Entity that remains outstanding or unresolved. Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted (and has paid all fees and assessments due and payable in connection therewith).

(b)                                 Since January 1, 2012, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee or any other person acting on behalf of the Company or any of the Company Subsidiaries has (i) used any funds for any unlawful contribution, payment, benefit, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing; (iii) violated or is in violation of any provision of any applicable anti-bribery or anti-corruption laws (collectively, the “Anti-Corruption Laws”); or (iv) made, offered, agreed, requested or accepted any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, in the case of each of clauses (i) through (iv) of this Section 3.12(b), in connection with the operation of the businesses of the Company and its Subsidiaries. The Company and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by the Company and its Subsidiaries with all applicable Anti-Corruption Laws.

(c)                                  The Company and its Subsidiaries are, and since January 1, 2012 have been, conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where the Company and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”). The Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(d)                                 Neither the Company, nor any of its Subsidiaries, nor any director, officer or employee of the Company or any of the Company Subsidiaries, nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company or any of its Subsidiaries, is currently the subject or the target of any economic sanctions administered or enforced by any Governmental Entity (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions (each, a “Sanctioned Country”). For the past five (5) years, the Company and its Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. The Company and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by the Company and its Subsidiaries with all applicable Sanctions.

3.13                        Certain Contracts.

(a)                                 Except for those listed in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral, if legally binding) (a “Contract”), other than any Company Benefit Plans:

(i)                                     that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                                  any agreement between the Company or any of its Subsidiaries, on the one hand, and affiliates (as that terms is defined in Rule 405 under the Securities Act) of the Company, on the other hand;

(iii)                               that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of the business of the Company and its affiliates;

(iv)                              that is a Contract with a labor union (including any collective bargaining agreement), other than a provision of applicable law in a foreign jurisdiction that is generally applicable to companies operating in such jurisdiction;

(v)                                 that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries in the principal amount of $250,000 or more, including any sale and leaseback transactions or capitalized leases;

(vi)                              that grants any right of first refusal, right of first offer or similar right to a third party with respect to any assets, rights or properties that are material to the Company and its affiliates, taken as a whole;

(vii)                           involving the payment by the Company or any of its Subsidiaries to suppliers of more than $250,000 in the twelve-month period ended on the Balance Sheet Date (other than any such contracts that are terminable by the Company or any of its Subsidiaries on sixty (60) days’ or less notice without any required payment or other conditions, other than the condition of notice);

(viii)                        that are master services agreements with the 20 largest customers of the Company by revenues for the fiscal year ended December 31, 2014;

(ix)                              entered into after January 1, 2012 and under which the Company or any of its Subsidiaries has executory indemnification or other continuing obligations, in each case, relating to the acquisition or disposition of any business or operations or any amount of assets or liabilities (whether by merger, sale of stock, sale of assets or otherwise) that would be material to the Company and its Subsidiaries, taken as a whole;

(x)                                 that is a material license of Intellectual Property, other than off-the-shelf software, customer licenses or other licenses granted or received in the ordinary course of business and that are material to the business of the Company or its Subsidiaries; or

(xi)                              that is an amendment, supplement or modification in respect of any of the foregoing.

Each Contract described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries has received written notice of any violation of a Company Contract by any of the other parties thereto which would reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)                                 In each case, except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company: (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and to the Company’s knowledge, the applicable counterparty or counterparties and is in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Company Contract, (iii) to the Company’s knowledge, each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract..

3.14                        Environmental Matters.  Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company:

(a)                                 Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written notice that alleges that the Company or any of its Subsidiaries is not or might not be in compliance with any Environmental Law. To the knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by the Company or any of its Subsidiaries with any Environmental Law in the future.

(b)                                 To the knowledge of the Company, (i) all leased real property and any other property that is or was controlled or used by the Company or any of its Subsidiaries, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any material amount of any Materials of Environmental Concern or material environmental contamination of any nature; (ii) none of the leased real property or any other property that is or was controlled or used by the Company or any of its Subsidiaries contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (iii) none of the leased real property or any other property that is or was controlled or used by the Company or any of its Subsidiaries contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been Released.

(c)                                  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law: (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar U.S. state or local or non-U.S. list; (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is subject to law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site.

(d)                                 For purposes of this Agreement: (i) “Environmental Laws” means any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law; and (iii) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

3.15                        Insurance.  The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and neither the Company nor any of its Subsidiaries has received written notice to the effect that any of them are in default under any material insurance policy. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, with such exceptions that would not reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.16                        Property.

(a)                                 The Company does not own any real property.

(b)                                 The Company and its Subsidiaries are the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Property” ), free and clear of all Liens of any nature whatsoever, except for (i) Liens disclosed in the Company Financial Statements, (ii) Liens for Taxes not yet due and payable or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries, (iii) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business and (iv) mechanics’, carriers’, workmens’, repairmens’, landlords’ or other like liens or other similar encumbrances arising or incurred in the ordinary course of business consistent with past practice (“Permitted Encumbrances”), and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against any Property that is material to the Company.

(c)                                  The Company and its Subsidiaries have good and marketable title to all personal property (other than owned Intellectual Property, which is addressed in Section 3.17) owned by them, in each case free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances.

3.17                        Intellectual Property.

(a)                                 Section 3.17(a) of the Company Disclosure Schedule sets forth a true and correct list of the Registered Owned Intellectual Property, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed). To the knowledge of the Company no item of registered or issued Registered Owned Intellectual Property is invalid or unenforceable.

(b)                                 The Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property and hold all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens. The Owned Intellectual Property is not subject to any outstanding order, judgment or decree limiting or adversely affecting the use thereof by the Company or any of its Subsidiaries.

(c)                                  (i) The Company and each of its Subsidiaries owns, or is licensed to use, all Intellectual Property necessary and material to the conduct of its business as currently conducted; (ii) the conduct of the respective business of the Company and each of its Subsidiaries does not infringe, misappropriate or otherwise violate, and in the three-year period prior to the date of this Agreement has not infringed, misappropriated or otherwise violated, the Intellectual Property rights of any person; and (iii) to the knowledge of the Company: no person is challenging, infringing, misappropriating or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Owned Intellectual Property in a manner that has or can reasonably be expected to have a Material Adverse Effect on the Company.

(d)                                 The Company and each of its Subsidiaries have taken commercially reasonable steps in accordance with standard industry practices in their field to safeguard and maintain the secrecy and confidentiality of, and any proprietary rights in, all Trade Secrets included in the Owned Intellectual Property.  The Company and each of its Subsidiaries have, and enforce, a policy requiring all past or present employees and contractors, involved in product development or the creation of Intellectual Property to execute assignment and confidentiality agreements for the benefit of Company and its Subsidiaries, and all such individuals have executed such an agreement.

(e)                                  Except as set forth on Section 3.17(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any current or contingent rights, licenses or interests to a third party in or to any material source code of any Owned Intellectual Property, nor have they otherwise provided or disclosed any material source code of any Owned Intellectual Property to any person or entity, other than its employees who have a “need to know” with respect to such source code and non-employee developers and other third parties engaged by any of them to contribute to the creation, analysis or development of any such source code.  Neither the Company nor any of its Subsidiaries has licensed or used any software or other work of authorship of a third party (including any open source software) in a manner that obligates any of the Company or any of its Subsidiaries to disclose, make available, license, offer or deliver any portion of the material source code of the Owned Intellectual Property to any third party (other than the applicable third party software or work of authorship.

(f)                                   For purposes of this Agreement:

(i)                                     “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos and other indications of source or origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application (“Trademarks”); patents, applications for patents (including divisions, continuations, continuations in part and provisional and renewal applications), and any re-examinations, extensions or reissues thereof, in any jurisdiction (“Patents”); trade secrets, including any and all processes, proprietary formulas, designs, know-how, methods, techniques, software programs (including all source code, object code, firmware, programming tools or documentation), vendor lists, customer lists, databases and compilations maintained as trade secrets (“Trade Secrets”); and database rights, copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof (“Copyrights”);

(ii)                                  “Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries;

(iii)                               “Registered Intellectual Property” means all Trademark registrations and applications for registration (including internet domain name registrations), Copyright registrations and applications for registration, issued Patents and Patent applications; and

(iv)                              “Registered Owned Intellectual Property” means all of the Registered Intellectual Property owned by, or purported to be owned by, filed in the name of or applied for by the Company or any of its Subsidiaries.

3.18                        Information Systems and Data Security.

(a)                                 To the Company’s knowledge, except as would not reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole: (i) the computer, information technology and data processing systems, facilities and services used by the Company and each of its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are sufficient for the conduct of the respective businesses of the Company and such Subsidiaries as currently conducted; and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of the Company and each of its Subsidiaries as currently conducted.

(b)                                 Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company, the Company and its Subsidiaries (i) have operated their business in compliance with all privacy, data security and data protection laws, regulations and contractual requirements applicable to their receipt, collection, handling, processing, sharing, transfer, usage, disclosure and storage of all personally identifiable information, including personally identifiable consumer financial information (collectively, “Personal Data”); and(ii) have procedures designed to ensure the Company and its Subsidiaries comply in all material respects with such privacy, data security and data protection laws or contractual obligations.

(c)                                  Except as would not, either individually or in the aggregate, reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have required and do require all third parties to which they provide any Personal

Data to maintain the privacy and security of such Personal Data, including by contractually requiring such third parties to protect such Personal Data from unauthorized access by and/or disclosure to any unauthorized third parties.

(d)                                 Except as would not, either individually or in the aggregate, reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole, to the Company’s knowledge, (i) no third party has gained unauthorized access to any Systems owned or controlled by the Company or any of its Subsidiaries, (ii) no third party has, without authorization, acquired or accessed any Personal Data in the control or possession of the Company or any of its Subsidiaries and (iii) the Company and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards designed to ensure that the Systems owned or controlled by the Company or any of its Subsidiaries are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, either individually or in the aggregate, reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has implemented and maintains commercially reasonable security, backup and disaster recovery policies, procedures and systems designed to reasonably maintain the security and operation of the respective businesses of the Company and each of its Subsidiaries.

(e)                                  The collection, storage, maintenance, transfer, processing, use, marketing, sale, licensing, transmission, distribution or disclosure (collectively, “Use”) of Company Product Data by or on behalf of the Company or its Subsidiaries does not breach, violate or conflict in any material respect with (i) any Contract to which the Company or any of its Subsidiaries is a party or legally bound, (ii) any prior or current privacy policy of the Company or any of its Subsidiaries, or (iii) to the knowledge of the Company, any applicable law or regulation.  “Company Product Data” means data provided as a product or service of the Company or its Subsidiaries, including, without limitation, (i) data derived or compiled from customers’ transaction-level account data collected in the ordinary course of business by or on behalf of the Company and its Subsidiaries, (ii) metadata and correlations, algorithms and findings directly or indirectly derived or compiled by or on behalf of the Company or its Subsidiaries from such data, whether using such data exclusively or combined with other data, and (iii) summaries and analyses prepared by or on behalf of the Company or its Subsidiaries of or involving such data.

3.19                        Related Party Transactions.  Other than as set forth in any Company SEC Report, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Company Subsidiaries) on the other hand, of the type required to be reported in any Company SEC Report pursuant to Item 404 of Regulation S-K of the SEC.

3.20                        State Takeover Laws.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.11, the Board of Directors of the Company has taken all actions necessary to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on business combinations and stockholder vote requirements imposed by any provisions of the takeover laws of any state, including Section 203 of the DGCL and any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.21                        Opinion of Financial Advisor.  The Board of Directors of the Company has received a written opinion (or an oral opinion to be confirmed in writing) from Goldman Sachs to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders, a true and complete copy of which opinion will be provided to Parent as promptly as practicable for informational purposes only, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

3.22                        Company Information.  The information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in (a) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock and at the time of the Company Meeting, (b) in the Form S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of the Company incorporated by reference in the Proxy Statement, the Form S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to the Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Proxy Statement or the Form S-4.

3.23                        Customers.  Section 3.23 of the Company Disclosure Letter sets forth the 20 largest customers of the Company by revenues for the fiscal year ended December 31, 2014. As of the date hereof none of such customers has indicated in writing to the Company or any of its Subsidiaries or, to the knowledge of the Company, has an explicit oral statement been made by a person authorized to terminate the master services agreement between the Company and such customer of, any intent to discontinue or alter in a manner materially adverse to the Company the terms of such customer’s relationship or make any material claim that the Company or any of its Subsidiaries has breached its obligations to such customer (and neither the Company nor any of its Subsidiaries has knowledge of any such breach).

3.24                        No Other Representations or Warranties.

(a)                                 Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes, and Parent and Merger Sub have not relied on, any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective properties, businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties.

(b)                                 The Company acknowledges and agrees that none of Parent, Merger Sub or any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution hereof (the “Parent Disclosure Schedule”), provided, that any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) any other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections; or (ii) as disclosed in any Parent SEC Reports filed after June 30, 2014 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1                               Corporate Organization.

(a)                                 Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent.

(b)                                 Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

(c)                                  Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified and, where applicable, in good standing would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

4.2                               Capitalization.  The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, par value $0.005 per share, and 50,000,000 shares of preferred stock, par value $0.005 per share, of which no shares of preferred stock are issued and outstanding. As of July 31, 2015, no shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding, other than (i) 35,611,930 shares of Parent Common Stock issued and outstanding, (ii) 11,925,265 shares of Parent Common Stock held in treasury, and (iii) 4,725,037 shares of Parent Common Stock reserved for issuance under Parent Stock Plans, and since July 31, 2015, no shares of capital stock or other voting securities of Parent have been issued, other than pursuant to the exercise or settlement of outstanding awards with respect to the shares of Parent Common Stock reserved for issuance under Parent Stock Plans described in the preceding clause (iii). All the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote are issued or outstanding.

4.3                               Authority; No Violation.

(a)                                 Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of each of Parent and Merger Sub. Subject to receipt of the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, no other corporate proceedings on the part of either Parent or Merger Sub are necessary for Parent or Merger Sub to authorize this Agreement or to consummate the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except in all cases as such enforceability may be limited by the Enforceability Exceptions.

(b)                                 Neither the execution and delivery of this Agreement by each of Parent and Merger Sub, nor the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, nor compliance by each of Parent and Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the organizational documents of Parent or Merger Sub, as applicable, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Merger Sub or any of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Parent, Merger Sub or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except in the case of clause (ii) above for such violations, conflicts, breaches, losses of benefit, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent or a material adverse effect on the ability of Parent to consummate the transactions contemplated hereby.

4.4                               Consents and Approvals.  Except for (i) the filing with the SEC of the Proxy Statement and the Form S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (iii) the filing of any notices or other filings under the HSR Act, (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE and (v) such authorizations, consents, approvals, filings or registrations that, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on Parent or a material adverse effect on the ability of Parent to consummate the transactions contemplated hereby, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by each of Parent and Merger Sub of this Agreement or (B) the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby. As of the date hereof, neither Parent nor Merger Sub is aware of any reason why all necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

4.5                               Reports.

(a)                                 An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since December 31, 2012 (the “Parent SEC Reports”) is publicly available. No such Parent SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or material unresolved issues raised by, the SEC with respect to any of the Parent SEC Reports.

4.6                               Financial Statements.

(a)                                 The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to normal year-end adjustments), (ii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iii) have been prepared in accordance with GAAP, consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP, and any other applicable legal and accounting requirements. KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)                                 Neither Parent, Merger Sub or any of their respective Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), except (a) as reflected or reserved against in Parent’s consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (including any notes thereto), (b) for liabilities incurred in the ordinary course of business since March 31, 2015, (c) liabilities under this Agreement, including fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger) and (d) for liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(c)                                  The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the Audit Committee of Parent’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Copies of any such disclosures were made in writing by management to Parent’s auditors and Audit Committee and a copy has been previously made available to the Company. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

(d)                                 Since January 1, 2012, (i) none of Parent, Merger Sub or any of their respective Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent, Merger Sub or any of their respective Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Parent, oral, regarding the accounting or auditing practices or procedures of Parent, Merger Sub or any of their respective Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Parent, Merger Sub or any of their respective Subsidiaries has engaged in questionable accounting, auditing or actuarial practices, and (ii) no attorney representing Parent, Merger Sub or any of their respective Subsidiaries, whether or not employed by Parent, Merger Sub or any of their respective Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent, Merger Sub or any of their respective officers, directors or employees to the Board of Directors of either Parent or Merger Sub or any committee thereof or to the knowledge of Parent, to any director or officer of Parent or Merger Sub.

4.7                               Broker’s Fees.  None of Parent, Merger Sub or any of their respective Subsidiaries, nor any of their respective officers or directors, have employed any broker, finder or financial advisor, or incurred any liability for any broker’s fees, commissions or finder’s fees, in each case, in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler, O’Neill Partners, L.P.

4.8                               Absence of Certain Changes or Events.

(a)                                 Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b)                                 Since December 31, 2014 through the date hereof, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Parent, Merger Sub and their respective Subsidiaries have carried on their respective businesses in the ordinary course consistent with past practice.

4.9                               Legal and Regulatory Proceedings.

(a)                                 As of the date hereof, there is no suit, action, investigation, claim or proceeding pending, or to Parent’s knowledge, threatened in writing against it or any of its Subsidiaries or any of the current or former directors or executive officers in such individuals’ capacities as such of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Entity, (ii) that, individually or in the aggregate, and, in either case, is (A) material to it and its Subsidiaries, taken as a whole, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement, or (iii) that is of a material nature challenging the validity or propriety of this Agreement.

(b)                                 As of the date hereof, there is no material injunction, order, judgment or decree imposed upon Parent or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

4.10                        Parent Information.  The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in (a) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock and at the time of the Company Meeting, (b) the Form S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement, the Form S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries for inclusion in the Proxy Statement or the Form S-4.

4.11                        Stock Ownership.  Neither Parent nor Merger Sub is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of its Subsidiaries directly or indirectly owns, and at all times for the past three years, neither Parent nor any of its Subsidiaries has owned, beneficially or otherwise, any shares of Company Common Stock.

4.12                        Financing.  Parent has delivered to the Company true, complete and fully executed copies of a commitment letter (together with the executed fee letter related thereto of even date herewith from BMO Capital Markets Corp. and any related exhibits, schedules, annexes, supplements, term sheets and other agreements (which such fee letter may be redacted so long as no redaction covers terms that would adversely affect the aggregate amount, conditionality, availability or termination of the debt financing contemplated therein)), which provide such lenders’ respective commitments to provide Parent with bank debt financing in connection with the transactions contemplated hereby in the amount set forth therein (collectively, the “Commitment Letters”) (such debt financing, the “Financing”).  The Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and any of its affiliates party thereto and, to the knowledge of Parent, the other parties thereto and enforceable against Parent and any of its affiliates party thereto and, to the knowledge of Parent, the other parties thereto in accordance with their terms, except insofar as such enforceability may be limited by the Enforceability Exceptions.  As of the date hereof, the Commitment Letter has not been amended or modified, and the commitments contained in the Commitment Letter have not been withdrawn, rescinded or otherwise modified.  As of the date hereof, there are no side letters or other arrangements relating to the Commitment Letter that would reasonably be expected to affect the availability of the funding in full of the Financing at the Closing.  As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, any and all commitment fees or other fees that have been incurred and are due and required to be paid in connection with the Commitment Letter on or prior to the date of this Agreement.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a material default or breach on the part of Parent under any term or condition of the Commitment Letter, or otherwise result in any portion of the Financing contemplated thereby to be unavailable.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Commitment Letter in the form so delivered to the Company.  The aggregate proceeds of the Financing, together with the cash or other sources of immediately available funds that Parent has or will have prior to the Closing, are in an amount sufficient to enable it to consummate the Merger and the other transactions contemplated hereby and to pay any related fees and expenses.

4.13                        Data Protection.  Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent, Parent and its Subsidiaries have operated their businesses in compliance with all privacy, data security and data protection laws, regulations, and contractual requirements applicable to their receipt, collection, handling, processing, sharing, transfer, usage, disclosure and storage of Personal Data.  Except as would not, either individually or in the aggregate, reasonably be likely to be material to Parent and its Subsidiaries, taken as a whole, to Parent’s knowledge, (i) no third party has gained unauthorized access to any Systems owned or controlled by Parent or any of its Subsidiaries, (ii) no third party has, without authorization, acquired or accessed any Personal Data in the control or possession of Parent or any of its Subsidiaries, and (iii) Parent and each of its Subsidiaries has taken commercially reasonable steps and implemented commercially reasonable safeguards intended to ensure that the Systems owned or controlled by Parent or its Subsidiaries are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, either individually or in the aggregate, reasonably be likely to be material to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries have implemented and maintained commercially reasonable security, backup and disaster recovery policies, procedures and systems intended to reasonably maintain the security and operation of Parent’s and its Subsidiaries’ businesses.

4.14                        No Other Representations or Warranties.

(a)                                 Except for the representations and warranties made by each of Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any other person makes, and the Company has not relied on, any express or implied representation or warranty with respect to Parent, Merger Sub, their respective Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties.

(b)                                 Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1                               Conduct of Business of the Company Prior to the Effective Time.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by law, regulation or mandatory policies imposed by any Governmental Entity or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships.

5.2                               Company Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, regulation or mandatory policies imposed by any Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a)                                 incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any Company Subsidiary listed on Section 3.1(c) of the Company Disclosure Schedule);

(b)                                 (i)                                     adjust, split, combine or reclassify any capital stock;

(ii)                                  make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any Company Subsidiary to the Company or any of its wholly owned Subsidiaries, (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards or (C) acquisition of shares of Company Common Stock pursuant to Company rights that arise upon the termination of service of any employee, director or consultant of the Company of any of its Subsidiaries, in each case in accordance with past practice and, if applicable, the terms of the applicable award agreements, Equity Plan or Company non-qualified plan);

(iii)          grant any stock options, stock appreciation rights, performance units, restricted stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of its capital stock, other than to new hires in amounts or values consistent with past practice and the Company’s grant policies relating thereto up to a maximum of 75,000 shares of Company Common Stock subject to options and 350,000 shares of Company Common Stock in the form of restricted stock units; or

(iv)          issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, except for the issuance of shares upon the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards or as permitted by Section 5.2(b)(iii);

(c)           sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Company Subsidiary, or cancel, release or assign any indebtedness to any such person, in each case, other than in the ordinary course of business consistent with past practice;

(d)           make any loans, advances, guarantees or capital contributions to or investments in any person (other than any Company Subsidiary listed on Section 3.1(c) of the Company Disclosure Schedule; provided that the Company shall consult with Parent prior to making any loan, advance or capital contribution to or investment in any Subsidiary that would decrease the cash and liquid assets owned and held by the Company and its Subsidiaries, taken as a whole);

(e)           make, or commit to make, capital expenditures in excess of $500,000 in the aggregate in excess of the Company’s capital expenditures budget as in existence on the date hereof, a copy of which has been previously provided to Parent;

(f)            (i) amend, modify, terminate or otherwise waive, release or assign any rights, claims or benefits of the Company or any of its Subsidiaries under, any Company Contract (or Contract that would have been a Company Contract if entered into prior to the date hereof) if such amendment, modification, termination, waiver, release or assignment would be reasonably expected to be adverse to the Company and its Subsidiaries, taken as a whole, in any material respect, or (ii) enter into any contract that would constitute a Company Contract (other than for purposes of this clause (ii), Section 3.13(a)(viii) shall be replaced by “that is revenue generating and with a customer accounting for more than $5,000,000 of the Company’s consolidated revenue during a fiscal year”) if it were in effect on the date of this Agreement or renew or extend any Company Contract, other than in each case in the ordinary course of business consistent with past practice;

(g)           except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit of any current or former employee, officer, director or consultant (who is a natural person), (ii) amend any employee benefit or compensation plan, program, policy or arrangement for the benefit of any current or former employee, officer, director or consultant (who is a natural person), (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant (who is a natural person), except for increases in compensation or benefits payable to current employees, officers or consultants (who are natural persons) in the ordinary course of business consistent with past practice, (iv) except in the ordinary course of business consistent with past practice, pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance (other than in the ordinary course of business and in amounts consistent with past practice), change in control, retention, bonus guarantee, or collective bargaining agreement or arrangement, (vii) fund any rabbi trust, (viii) terminate the employment or services of any officer other than for cause or for performance-related reasons, or (ix) hire any employee with a base salary greater than $200,000;

(h)           settle any claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice or in an amount and for consideration not in excess of $350,000 individually or $1,000,000 in the aggregate and that would not impose any restriction material to the Company and its Subsidiaries taken as a whole or prevent the consummation of the Merger and the other transactions contemplated hereby;

(i)            amend the Company Certificate, Company Bylaws or comparable governing documents of its Subsidiaries;

(j)            merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k)           change any method of accounting or accounting principles or practices, except for any such change required by GAAP or by a Governmental Entity;

(l)            make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, or waive or extend the statute of limitations in respect of any Taxes;

(m)          transfer, abandon, or otherwise dispose of any rights to, or obtain or grant any right to any material Owned Intellectual Property or disclose any material Trade Secrets to any person other than Parent, in each case other than in the ordinary course of business consistent with past practice; or

(n)           agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors body in support of, any of the actions prohibited by this Section 5.2.

5.3          Parent and Merger Sub Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement, or as required by law, regulation or mandatory policies imposed by any Governmental Entity, each of Parent and

Merger Sub shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld):

(a)           adjust, split, combine or reclassify any capital stock;

(b)           amend the Parent’s certificate of incorporation or by-laws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or adversely affect the holders of Company Common Stock relative to holders of Parent Common Stock or that would materially impede Parent’s ability to consummate the transactions contemplated by this Agreement on a timely basis;

(c)           make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any Parent Subsidiary to the Parent or any of its wholly owned Subsidiaries or (B) the acceptance of Parent Common Stock as payment for the exercise price of, for withholding taxes incurred in connection with the exercise of or the vesting or settlement of, as applicable, Parent equity-based awards, in each case in accordance with past practice and the terms of the applicable award agreements and plan documents);

(d)           issue or sell any additional shares of Parent Common Stock or securities convertible or exchangeable into, or exercisable for, any shares of Parent Common Stock or any options, warrants or other rights of any kind to acquire any shares of Parent Common Stock, except for (i) issuances of shares of Parent Common Stock in respect of any exercise of Parent stock options or the vesting or settlement of Parent equity-based awards, (ii) transactions between Parent and any of its wholly owned Subsidiaries or between any of its wholly owned Subsidiaries and (iii) issuances of Parent equity-based awards;

(e)           authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations in excess of $40,000,000 in the aggregate or that would be reasonably expected to affect the ability of Parent to consummate the transactions contemplated hereby; or

(f)            agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1          Preparation and Mailing of Proxy Statement/Prospectus.

(a)           Parent and the Company shall promptly, no later than twenty-five (25) business days after the date of this Agreement, prepare and file with the SEC the Proxy Statement, and Parent shall promptly, no later than twenty-five (25) business days after the date of this Agreement, prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus.  The Form S-4 and the Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.  Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as reasonably practicable after the date hereof and to keep the Form S-4 effective as long as is necessary to consummate the Merger.

(b)           Each of Parent and the Company shall, as promptly as reasonably practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, requests for amendments or supplements or requests for additional information, with respect to the Proxy Statement received from the SEC. Parent shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 and any communications prior to filing such amendment, supplement or communication with the SEC and will promptly provide the Company with a copy of all such filings and communications made with the SEC.

(c)           The Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Each of Parent and the Company will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Form S-4.

(d)           If at any time prior to the Effective Time, (i) any event or change occurs with respect to the parties or any of their respective affiliates, officers or directors, which should, in the applicable party’s reasonable discretion, be set forth in an amendment of, or supplement to, the Form S-4 or the Proxy Statement or (ii) any information relating to the parties, or any of their respective affiliates, officers or directors, should be discovered by any of the parties which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the parties shall file as promptly as practicable with the SEC a mutually acceptable amendment of, or supplement to, the Form S-4 or the Proxy Statement and, as required by Law, disseminate the information contained in such amendment or supplement to the stockholders of the parties.

(e)           Notwithstanding anything in this Agreement to the contrary, the Company, in connection with an Adverse Recommendation Change made in compliance with the terms hereof, may amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (A) an Adverse Recommendation Change, (B) a statement of the reason of the Board of Directors of the Company for making such Adverse Recommendation Change and (C) additional information reasonably related to the foregoing.

6.2          Company Meeting; Recommendation.

(a)           The Company shall take, in accordance with applicable law and the Company Certificate and Company Bylaws, all action necessary to convene a meeting of its stockholders (the “Company Meeting”) to be held as promptly as practicable after the Form S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger, and, if reasonably agreed by the Company and Parent, upon other matters of the type customarily brought before an annual or special meeting of stockholders to adopt a merger agreement.  Subject to the penultimate sentence of this Section 6.2(a), the Board of Directors of the Company shall use its reasonable best efforts to obtain from the stockholders of the Company the Requisite Company Vote, including by communicating to its stockholders its recommendation (and including such recommendation in the Proxy Statement) that they adopt this Agreement and approve the Merger (the “Company Recommendation”). The Company shall engage a proxy solicitor reasonably acceptable to Parent to assist in the solicitation of proxies from stockholders relating to the Requisite Company Vote.  Prior to the time that that the Requisite Company Vote is obtained, neither the Board of Directors of the Company nor any committee thereof shall (1) withdraw or modify in any manner adverse to Parent or Merger Sub, or propose publicly to withdraw or modify in any manner adverse to Parent or Merger Sub, the Company Recommendation or (2) recommend, declare advisable or propose publicly to recommend or declare advisable, the approval, acceptance or adoption of any Acquisition Proposal or any Acquisition Agreement or resolve or agree to take any such action (any such action, resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”); provided, however, that prior to obtaining the Requisite Company Vote, if the Board of Directors of the Company, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that, because of the receipt by the Company of an Acquisition Proposal (that did not result from a breach of Section 6.11(a)) that the Board of Directors of the Company concludes in good faith constitutes a Superior Proposal, the Board of Directors of the Company may (x) in connection with such Superior Proposal, make an Adverse Recommendation Change or (y) terminate this Agreement for the purpose of causing the Company to enter into an Acquisition Agreement with respect to such Superior Proposal (provided that such termination shall not be effective until and unless the Company shall have paid the Termination Fee in connection with such termination of this Agreement in accordance with Section 8.2(b)(iv)), which the Company shall enter into concurrently with or immediately following such termination; provided that the Board of Directors of the Company may not take any actions under clause (x) or clause (y) of this sentence unless (i) it gives Parent at least three (3) business days’ prior written notice of its intention to take such action, which shall include a description of the then current material terms and conditions of such Superior Proposal and the identity of the person making the Superior Proposal (including the ultimate parent of such person) and any subsequent material amendment or modification thereof), (ii) during the three (3)  business days following such written notice, the Company’s Board of Directors and its Representatives shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent; and (iii) at the end of such three (3) business day period, the Board of Directors of the Company, taking into account any amendment or modification to this Agreement proposed by Parent and after consultation with its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law (it being understood that any material amendment to the Superior Proposal will require a new notice period as referred to in clause (i) of this Section 6.2(a) (except that such notice period shall be two (2) business days) and require compliance with the other provisions of clauses (i)—(iii) of this Section 6.2(a)), provided, further, however, that prior to obtaining the Requisite Company Vote, if the Board of Directors of the Company, after consultation with its outside counsel and its financial advisors, determines in good faith that, because of the occurrence of an Intervening Event that the Board of Directors of the Company concludes in good faith that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law, the Board of Directors of the Company may make an Adverse Recommendation Change; provided, that the Board of Directors of the Company may not take such action unless (i) it gives Parent at least three (3) business days’ prior written notice of its intention to take such action, which shall include a description of the reasons therefor, (ii) during the three (3) business days following such written notice, the Company’s Board of Directors and its Representatives shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent; and (iii) at the end of such three (3) business day period, the Board of Directors of the Company, taking into account any amendment or modification to this Agreement proposed by Parent and after consultation with its outside counsel and its financial advisors, determines in good faith that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law.  As used in this agreement, “Intervening Event” means any event, circumstance, change, effect, development or condition that is material to the Company and its Subsidiaries taken as a whole, that occurs or arises after the date hereof and prior to obtaining the Requisite Company Vote and that was not, prior to the date of this Agreement, known by or reasonably foreseeable to the Board of Directors of the Company (or, if known, the consequences of which were not reasonably foreseeable as of the date of this Agreement); provided, however, that in no event will the trading price of the Company Common Stock or the receipt, existence or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

(b)           The Company may adjourn or postpone the Company Meeting, if (A) as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote, (B) the Company is required to postpone or adjourn the Company Meeting by applicable law, order or a request from the SEC or its staff, or (C) if the Company has sent to the stockholders of the Company or otherwise made available to them any new material information or disclosure since the date of the Proxy Statement, the Company or the Board of Directors of the Company (or any committee thereof) has determined in good faith (after consultation with outside counsel) that it is necessary or appropriate to postpone or adjourn the Company Meeting in order to give the stockholders of the Company sufficient time to evaluate any such new material information or disclosure. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Meeting or any adjournment or postponement thereof, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation (including any Adverse Recommendation Change).

6.3          Regulatory Matters.

(a)           The parties hereto shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

(b)           In furtherance and not in limitation of the foregoing, each of the Company and Parent shall (i) make or cause to be made the filings required of such party under the HSR Act with respect to the Merger as promptly as practicable after the date of this Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or by any other Governmental Entity in respect of such filings or the Merger and (iii) act in good faith and reasonably cooperate with the other party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity with respect to any such filing or the Merger.  Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality and subject to applicable laws relating to the exchange of information. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement, and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c)           Each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Parent or the Company to take, or commit to take, any action or agree to any condition or restriction that would reasonably be likely to result in a Materially Burdensome Regulatory Condition.  For purposes of this Agreement, a “Materially Burdensome Regulatory Condition” shall mean making proposals, executing or carrying out agreements (including consent decrees) or submitting to Laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, the Company or any of their respective Subsidiaries or the holding separate (through the establishment of a trust or otherwise) of the shares of capital stock of any Company Subsidiary or any Parent Subsidiary or (ii) imposing or seeking to impose any limitation on the ability of Parent, the Company or any of their respective Subsidiaries to conduct their respective businesses or own such assets or to acquire, hold or exercise full rights of ownership of the business of the Company, the Company Subsidiaries, Parent or the Parent Subsidiaries, in each case other than any de minimis administrative or ministerial obligations.

(d)           Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statement was made, not misleading. Each of Parent and the Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

(e)           Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such approval will not be timely received.

6.4          Access to Information; Cooperation.

(a)           Upon reasonable notice and subject to applicable laws, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel,

advisors and other representatives of Parent reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems and records, and each shall reasonably cooperate with Parent in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, nondisclosure and similar agreements with service providers), and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent such information concerning its business, properties and personnel as Parent may reasonably request. Parent shall use reasonable best efforts to minimize any interference with the Company’s regular business operations during any such access. Upon reasonable notice and subject to applicable laws, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, furnish or otherwise make available to the officers, employees, accountants, counsel, advisors and other representatives of the other party such information concerning its businesses as is reasonably relevant to such party and its stockholders in connection with the transactions contemplated by this Agreement. No party shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege or work-product protection of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will seek to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           Each party shall hold all information furnished by or on behalf of the other party or any of its Subsidiaries or representatives pursuant to this Section 6.4 in confidence to the extent required by, and in accordance with, the provisions of the Non-Disclosure Agreement, dated February 26, 2015, as amended April 22, 2015, by and between Parent and the Company (the “Non-Disclosure Agreement”).

(c)           No investigation by Parent, the Company or their respective representatives pursuant to this Section 6.4 shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either Parent or the Company, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.5          Further Assurances.  Subject in all respects to Section 6.3, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.6          Stock Exchange Listing.  Parent shall cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notices of issuance, prior to the Effective Time.

6.7          Employee Benefit Plans.

(a)           As a result of the Merger, each of the current employees of the Company and its Subsidiaries who remain employed as of the Effective Time shall become employees of the Surviving Corporation and its Subsidiaries (the “Company Employees”) by operation of law.  For the period beginning on the Closing Date and ending on December 31, 2016, Parent shall or shall cause the Surviving Corporation or any successor thereto to maintain (x) base compensation (including base salary or base hourly wage) (y) target bonus and other incentive opportunities consistent with past practice of the Company for each Employee (provided that the bonus and other incentive opportunity remains subject to satisfaction of applicable performance goals and the bonus or incentive opportunity does not in any way guaranty any bonus or grant amount  and provided further that the Parent retains the discretion to determine the mix of cash and equity of any such bonus or incentive opportunity distribution consistent with the mix of cash and equity determined for similarly situated employees of Parent), and (z) employee benefits that are no less favorable than the benefits provided in the aggregate to similarly situated employees of the Parent.

(b)           On or after the Closing Date upon a transition date to be selected by the Parent in its sole discretion (the “Transition Date”), Parent shall, or shall cause the Surviving Corporation and/or the appropriate Subsidiaries of Parent to permit the Company Employees to enroll and participate the employee benefit or compensation plans, programs or arrangements adopted, maintained or contributed to by Parent or the Surviving Corporation and/or their Subsidiaries in which employees of the Company are eligible to participate (the “Parent Plans”).  The Transition Date may be a different date for separate Parent Plans.  Until the applicable Transition Date is selected for a Parent Plan, the Parent shall or shall cause the Companies and/or the appropriate subsidiaries of Parent to maintain the corresponding Company Benefit Plans in which the Company Employees are eligible to participate in accordance with their terms.  Further, if the Parent elects to require the Company to terminate the Savings Plan in accordance with Section 6.7(d), the Transition Date with respect to the Parent Plan corresponding to the Savings Plan shall be the Closing Date.  With respect to any Parent Plans in which the Company Employees become eligible to participate on or after the applicable Transition Date, Parent shall, or shall cause the Surviving Corporation and/or the appropriate Subsidiaries of Parent to, no later than the applicable Transition Date: (i) provide the Company Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under each applicable Parent Plan for all periods of employment with the Company or any predecessor entity to the extent that such service was taken in to account under the applicable plan of the Company, prior to the Effective Time, and with Parent, the Surviving Corporation and any of their Subsidiaries or Affiliates on and after the Effective Time; and (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any Parent Plan to be waived with respect to the Company Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Company Employee participated immediately prior to the Effective Time.  Notwithstanding the foregoing, in no event will any service prior to the Effective Time with the Company or any of its Affiliates or any predecessor count as service with Parent for purposes of the Parent Scholarship Plan.

(c)           In the event that the employment of any Company Employee shall be terminated without cause at any time during the twelve (12)-month period following the Effective Time, such Company Employee shall, subject to such Company Employee signing and not revoking a general release of claims against the Company, the Surviving Company, the Parent and their respective affiliates that becomes effective within sixty days of the date of such termination, be entitled to receive (i) continued base salary for at least three (3) months (without duplication, however, with any payment under any severance or separation plan or program of general applicability maintained by Parent or its Subsidiaries (collectively, the “Parent Severance Plans”) or any individual agreement between the Employee and the Company, the Surviving Corporation, Parent, or any of their respective Subsidiaries) and (ii) with respect to the fiscal year in which such termination occurs, a payment equal to the bonus or variable compensation otherwise payable under any management incentive plan or other similar plan or program maintained by Parent or the Surviving Corporation in which the employee is participating at the time of termination as determined  by Parent in good faith with such amount no greater than  the amount of bonus paid with respect to such Company Employee consist with past practice and with such bonus amount prorated based on the number of days that the employee was employed by the Surviving Corporation during such fiscal year.  In the event that the employment of any current employee of the Company or any of its Subsidiaries shall be terminated without cause at any time after the initial 12-month period of the Closing, such employees shall be entitled to receive severance benefits equal to the benefits under the Parent Severance Plans, if any.  For the avoidance of doubt, any Company Employee who is a party to an individual agreement that provides for the payment of severance in any amount or who would be entitled to statutory payments of severance pursuant to local law shall not be eligible for the payments described in this Section 6.7(c).

(d)           The Company shall adopt resolutions to terminate the Yodlee, Inc. 401(k) Plan “Savings Plan”) effective prior to the Effective Time, unless Parent provides written notice to the Company no later than fifteen (15) days prior to the Closing Date that it should not terminate the Savings Plan.

(e)           280G Calculation. As soon as practicable, but in no event later than ten (10) days after the date requested, the Company will make available to Parent all information reasonably requested by Parent in order for the Parent to determine if any person is reasonably likely to receive payments or benefits in connection with the transactions contemplated by this Agreement that would not be deductible under Section 280G of the Code.

(f)            Nothing contained in this Section 6.7 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its affiliates to be obligated to continue to employ any person, including any Employees, for any period of time following the Effective Time, (ii) shall prevent Parent or its affiliates from revising, amending or terminating any Company Benefit Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Benefit Plan, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual.

6.8          Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, to the extent permitted by applicable law, Parent shall cause the Surviving Corporation to indemnify and hold harmless each present or former director, or officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, for acts or omissions existing or occurring at or prior to the Effective Time, including the transactions contemplated hereby, to the same extent as such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Certificate, or the Company Bylaws, or the governing or organizational documents of any Company Subsidiary and any indemnification agreements in existence as of the date hereof or entered into prior to Closing on the same form as in existence as of the date hereof; and the Surviving Corporation to advance expenses as incurred by such Company Indemnified Parties to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company Certificate, or the Company Bylaws, or the governing or organizational documents of any Company Subsidiary and any indemnification agreements in existence as of the date hereof; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.

(b)           Subject to the following sentence, for a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall maintain policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company may in consultation with Parent (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)           The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If either Parent or the Surviving Corporation, or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, Parent or the Surviving Corporation, as the case may be, will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will expressly assume the obligations of Parent or the Surviving Corporation, as the case may be, set forth in this Section 6.8.

6.9          Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, rights, privileges, powers and franchises of any of the parties to the Merger, each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by any other party, at the expense of the party who makes any such request.

6.10        Advice of Changes.  Each of Parent and the Company shall promptly advise the other of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein that reasonably would be expected to give rise, individually or in the aggregate, to the failure of one of its conditions in Section 7.2(a) or Section 7.3(a) to be satisfied.

6.11        Acquisition Proposals.

(a)           The Company shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause its and their respective officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, prior to receipt of the Requisite Company Vote, in the event Company receives an unsolicited bona fide written Acquisition Proposal and the Board of Directors of the Company concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after consultation with its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have provided notice to Parent of its intention to provide such information, and shall contemporaneously provide or make available such information to Parent if not previously provided to Parent, and shall have entered into a non-

disclosure agreement with such third party on terms no less favorable to it than the Non-Disclosure Agreement, which non-disclosure agreement shall not provide such person with any exclusive right to negotiate with the Company, but which non-disclosure agreement shall not be required to include any “standstill” or similar provision. The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company will promptly (and in any event within twenty-four (24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the terms thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), and will promptly (and in any event within twenty-four (24) hours) advise Parent of any material related developments, discussions and negotiations on a prompt basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. The Company shall within ten (10) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Parent and its affiliates) pursuant to any non-disclosure agreement.  The Company shall not, and shall cause its Subsidiaries not to, and shall cause its Representatives not to on its or its Subsidiaries’ behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a non-disclosure agreement referred to and entered into in accordance with this Section 6.11(a)) relating to any Acquisition Proposal (each an “Acquisition Agreement”).

(b)           As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries or twenty percent (20%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning twenty percent (20%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, or (iii) a merger, consolidation, share exchange, other business combination, reorganization, joint venture, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries.

(c)           As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a breach of Section 6.11(a) that the Board of Directors of the Company concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (i) after consultation with its financial advisors, (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (after consultation with outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”

(d)           Nothing in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act or any other applicable law; provided, however, that any statement(s) made by the Company or its Board of Directors pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement; provided, further, that any public statement (other than as provided in the next proviso or in a notice to Parent provided under Section 6.2(a) relating to a Superior Proposal) that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless it includes either an express rejection of the Acquisition Proposal or an express reaffirmation of the Company Recommendation; provided, further, for the avoidance of doubt, that it shall not constitute a Company Board Recommendation Change for the Company Board to make a “stop, look and listen” communication pursuant to Rule 14d9-f or any substantially similar communication in connection with any Acquisition Proposal that is not a tender offer.  Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from making any disclosure to its stockholders that is required under applicable law or that the failure to do so would be inconsistent with the Board of Directors’ fiduciary duties under applicable law; provided, however, that any such disclosure shall be subject to the terms and conditions of this Agreement.

6.12        Public Announcements.  The Company and Parent shall each use their respective reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity or (iii) an obligation pursuant to any listing agreement with or rules of any securities exchange, each of the Company and Parent agrees to consult with the other and to obtain the advance approval of the other (which approval shall not be unreasonably withheld) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby; provided that the Company shall not be required by this Section 6.12 to consult with, or obtain prior approval from, Parent in connection public statements or press releases regarding any Acquisition Proposal, any Superior Proposal or any matters related thereto.

6.13        Takeover Statutes.  No party shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and its respective Board of Directors will grant such approvals and take such actions within its control as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.14        Exemption from Liability Under Section 16(b).  Prior to the Effective Time, Parent and the Company shall each take such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock (or conversion of any derivative securities in respect of such shares of Company Common Stock) and any acquisition of Parent Common Stock (or any derivative securities in respect of Parent Common Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15        Deregistration of Company Common Stock.  Prior to the Effective Time, the Company shall cooperate with Parent and take such steps as may be necessary or appropriate on its part under the Exchange Act (including the rules and regulations promulgated thereunder) and the rules and policies of Nasdaq to enable the de-listing of the Company Common Stock from the Nasdaq Global Select Market and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.16        Litigation and Claims.  Each of Parent and the Company shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Parent, the Company or their respective Subsidiaries or their respective Boards of Directors with respect hereto or thereto, or (b) seeks to enjoin, materially delay or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld).

6.17        Financial Statements and Other Current Information.

(a)           If and to the extent prepared by the Company in the ordinary course of business, as soon as reasonably practicable after they become available the Company will furnish to Parent summary financial information for the month then ended in form and substance prepared by the Company in the ordinary course of business for the month then ended.

(b)           The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, managers, employees, agents, consultants, advisors, accountants, financial advisors, legal counsel and other representatives to, provide to Parent, at Parent’s sole expense, reasonable cooperation on a timely basis, including providing financial information, as may be reasonably requested by Parent to assist Parent with the preparation of pro forma financial information and financial statements to the extent required by the rules and regulations of the SEC.

6.18        Post-Closing Matters and Governance.  Prior to Closing, Parent shall take all appropriate action, so that, as of the Effective Time, Anil Arora shall be appointed as a director and Vice Chair of the Board of Directors of Parent.

6.19        Financing Cooperation.

(a)           Parent and Merger Sub shall, and shall cause each of their respective Subsidiaries to, use their reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter (including, to the extent required, the full exercise of any flex provisions) at or prior to the Closing, including using its reasonable best efforts to: (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Commitment Letter, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter as promptly as practicable after the date hereof, but in no event later than the Closing, or on such other terms and conditions no less favorable in the aggregate to Parent and Merger Sub (as determined by Parent and Merger Sub in their reasonable discretion) than the terms and conditions contained in the Commitment Letter (provided that such other terms would not reasonably be expected to materially delay or hinder the Closing), (iv) satisfy, or cause to be satisfied, (or if determined advisable by Parent, obtain the waiver of) on a timely basis all conditions applicable to Parent, Merger Sub, their respective Subsidiaries or their respective officers, managers, employees, agents, consultants, advisors, accountants, financial advisors, legal counsel and other representatives in the Commitment Letter (or definitive agreements entered into with respect to the Commitment Letter), (v) prepare the information memoranda, preliminary and final offering memoranda or prospectuses, registration statements and other materials to be used in connection with obtaining the Financing prior to the anticipated date on which all of the conditions in Article VII have been satisfied, to the extent reasonably practicable, and (vi) in the event that all conditions in the Commitment Letters have been satisfied, cause the lenders to fund the Financing at or prior to the Closing, including by enforcing (including by seeking through litigation to specifically enforce) such persons’ funding obligations (and the rights of Parent, Merger Sub and their respective affiliates) under the Commitment Letters.  Parent and Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Commitment Letters as and when they become due to the extent they are required to be paid pursuant to the terms of the Commitment Letters.

(b)           Subject to the terms and conditions of this Agreement, Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letters if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing, (ii) impose new or additional conditions or other terms to the Financing, or otherwise expand any of the conditions to the receipt of the Financing, in a manner that would reasonably be expected to (A) delay, prevent or materially impede the consummation of the Merger, or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any material respect, or (iii) materially adversely impact the ability of Parent, Merger Sub or their respective affiliates to enforce its rights against the other parties to the Commitment Letters or the definitive agreements with respect thereto.  Parent and Merger Sub shall (i) furnish the Company complete, correct and executed copies of any amendments or modifications to the Commitment Letters and (ii) give the Company prompt notice of any material breach (or material breach threatened in writing) by any party of any of the Commitments Letters, any alternative financing commitment, the financing agreements, or any alternative financing agreement of which Parent or Merger Sub becomes aware or any termination thereof and (iii) otherwise keep the Company reasonably and promptly informed of the status of its efforts to arrange the Financing (or any alternative financing); provided that in no event shall Parent or Merger Sub be under any obligation to disclose any information pursuant to clauses (i) or (ii) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c)           In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letters (including the flex provisions), (A) Parent and Merger Sub shall promptly notify the Company and (B) Parent and Merger Sub shall, and shall cause each of their respective Subsidiaries to, use their reasonable best efforts to arrange and obtain any such portion from alternative sources on terms, taken as whole, that are no more adverse to the Company as promptly as practicable following the occurrence of such event.  Parent and Merger Sub shall promptly notify the Company of their intention to make any amendment pursuant to clause (b) of this Section 6.19 or to obtain any alternative financing pursuant to this clause (c) of Section 6.19 and shall keep the Company reasonably informed of the terms thereof.  Parent and Merger Sub shall deliver to the Company true and correct copies of all new or amended commitment letters (including redacted fee and engagement letters in respect of any new or amended commitment letters).  In such event, the term “Commitment Letters” as used herein shall be deemed to include the Commitment Letters that are not so superseded at the time in question and the new or amended commitment letters to the extent then in effect and the term “Financing” as used herein shall be deemed to include the financing contemplated by any such new or amended commitment letters.

(d)           The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, managers, employees, agents, consultants, advisors, accountants, financial advisors, legal counsel and other representatives to, provide to Parent, at Parent’s sole expense, all reasonable cooperation on a timely basis as may be reasonably requested by Parent to assist the Parent in the arrangement of any bank debt financing or any capital markets debt financing for the purposes of financing the payment of any amounts contemplated by this Agreement (the “Financing”), including the following:

(i)            furnishing such financial statements and other financial data and other information relating to the Company and its Subsidiaries requested by Parent as may be reasonably necessary or advisable to consummate the Financing, including financial statements, financial data, audit reports and other information reasonably necessary to assist Parent in the preparation of one or more confidential information memoranda and other marketing and syndication materials reasonably requested by Parent or any of its Subsidiaries,; provided that the Company’s sole obligation with respect to the preparation of any pro forma financial information and financial statements for inclusion in any confidential information memorandum, prospectus, offering memorandum or other marketing or syndication material shall be as set forth in clause (vi) of this Section 6.19(a);

(ii)           authorizing the reasonable use by Parent and its Subsidiaries of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing (subject to advance review of and consultation with respect to such use); provided that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services or intellectual property rights;

(iii)          participating in a reasonable and limited number of meetings, presentations and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable;

(iv)          providing customary information regarding the Company and its Subsidiaries required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001; and

(v)           providing information reasonably necessary to assist Parent with the preparation of pro forma financial information and financial statements to the extent required by the rules and regulations of the SEC; provided that in no event shall the Company be required to provide pro forma statements or pro forma adjustments (including regarding any pro forma cost savings, synergies, capitalization and other post-Closing or pro forma adjustments)

provided that neither the Company, its Subsidiaries nor any of their respective directors or officers shall be required to (x) enter into any document or instrument prior to the Closing Date that is effective prior to the Closing (other than one or more customary authorization and representation letters), (y) take any action that would be likely to result in personal liability, or (z) pass resolutions or consents to approve or authorize the execution of the Financing or deliver any certificate, document, instrument or agreement (other than one or more customary authorization and representation letters) or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Closing; provided, further, that none of the Company or its Subsidiaries shall be required to (1) waive or amend any terms of this Agreement or pay or agree to pay any commitment or other similar fee or any expenses prior to the Closing, (2) take any action that could subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make or agree to make any other payment or agree to provide any indemnity (other than any cost, expense or fee that is promptly reimbursed by Parent) in connection with the Financing or any of the foregoing and in any event prior to the Closing, (3) take any action, or fail to take any action, that would violate any applicable law or the Company Certificate, the Company Bylaws or any organizational documents of any Subsidiary of the Company, (4) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, or (5) provide any information the disclosure of which is prohibited or restricted under applicable law or would result in the waiver or forfeiture of any applicable legal privilege.

(e)           All non-public or other confidential information provided by the Company or any of its officers, managers, employees, agents, consultants, advisors, accountants, financial advisors, legal counsel and other representatives pursuant to this Agreement will be kept confidential in accordance with the Non-Disclosure Agreement, except that Parent and Merger Sub will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to the Financing or (ii) to any financing sources or prospective financing sources, ratings agencies and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such persons (x) agree to be bound by the Non-Disclosure Agreement as if parties thereto, (y) are subject to other confidentiality undertakings customary for financings of the same type as the Financing.

(f)            Parent shall, upon written request by the Company, promptly reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with providing cooperation requested by Parent pursuant to this Section 6.19. Parent and Merger Sub shall indemnify and hold harmless the Company, its Subsidiaries and their respective directors, officers, managers, employees, agents, consultants, advisors, accountants, financial advisors, legal counsel and other representatives from and against any and all liabilities, losses, damages, claims, interest, costs, awards, judgments, amounts paid in settlement and penalties suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 6.19) or any information utilized in connection therewith, except for any of the foregoing to the extent the same is the result of the gross negligence or willful misconduct of the Company, its Subsidiaries or their respective directors, officers, managers, employees, agents, consultants, advisors, accountants, financial advisors, legal counsel and other representatives.

(g)           Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, neither obtaining financing related to the transactions contemplated by this Agreement, nor completing the Financing, is a condition to the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

7.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                                 Stockholder Approval.  This Agreement shall have been adopted by the stockholders of the Company by the Requisite Company Vote.

(b)                                 Stock Exchange Listing.  The Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notices of issuance.

(c)                                  Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d)                                 No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e)                                  Regulatory Approval.  Any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

7.2                               Conditions to Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)                                 Representations and Warranties.

(i)                                     The representations and warranties of the Company set forth in Sections 3.3(a), 3.8(a) and 3.20 (after giving effect to the lead-in to Article III) shall be true and correct in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date (including the date of this Agreement), in which case, such representation or warranty shall be so true and correct as of such earlier date).

(ii)                                  The representations and warranties of the Company set forth in Section 3.2, (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects (it being agreed that other a failure of Section 3.2(a) to be true and correct that would not increase the aggregate Merger Consideration to be paid by Parent and Merger Sub by more than two percent (2%) would not be material) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date (including the date of this Agreement), in which case, such representation or warranty shall be so true and correct as of such earlier date).

(iii)                               All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date (including the date of this Agreement), in which case, such representation or warranty shall be so true and correct as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on the Company.

(iv)                              Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company as to the matters set forth in Sections 7.2(a)(i) through (a)(iii).

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

7.3                               Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a)                                 Representations and Warranties.

(i)                                     The representations and warranties of Parent and Merger Sub set forth in Section 4.3(a) and 4.8(a) (after giving effect to the lead-in to Article IV) shall be true and correct in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date (including the date of this Agreement), in which case, such representation or warranty shall be so true and correct as of such earlier date).

(ii)                                  The representations and warranties of Parent and Merger Sub set forth in Section 4.2 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than such failures to be true and correct as would not increase the capitalization of Parent on a fully diluted basis by more than two percent (2%)) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date (including the date of this Agreement), in which case, such representation or warranty shall be so true and correct as of such earlier date).

(iii)                               All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date (including the date of this Agreement), in which case, such representation or warranty shall be so true and correct as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would be reasonably expected to have a Material Adverse Effect on Parent.

(iv)                              The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent as to the matters set forth in Sections 7.3(a)(i) through (a)(iii).

(b)                                 Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate to such effect from each of Parent and Merger Sub (i) signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent of Parent and (ii) signed on behalf of Merger Sub by the Chief Executive Officer and the Chief Financial Officer of Merger Sub.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1                               Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company:

(a)                                 by mutual consent of Parent, Merger Sub and the Company in a written instrument;

(b)                                 by either Parent or the Company if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the other transactions contemplated hereby;

(c)                                  by either Parent or the Company if the Merger shall not have been consummated on or before February 15, 2016 (the “Termination Date”), unless the failure of the consummation of the Merger to occur by such date shall be due to the material breach of this Agreement by the party seeking to terminate this Agreement;

(d)                                 by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 or Section 7.3, as the case may be, and which is not cured within the earlier of the Termination Date and forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company;

(e)                                  by either Parent or the Company, if the Company Meeting shall have been held and the Requisite Company Vote shall not have been obtained thereat or at any adjournment or postponement thereof;

(f)                                   by Parent, if prior to such time as the Requisite Company Vote is obtained, (i) the Board of Directors of the Company (or any committee thereof) has made an Adverse Recommendation Change, (ii) the Company has failed to include the Company Recommendation in the Proxy Statement or (iii) the Company or the Board of Directors of the Company (or any committee thereof) willfully and materially breaches any of its obligations under Section 6.2 or its obligations under Section 6.11; or

(g)                                  by the Company pursuant to Section 6.2(a).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2                               Effect of Termination.

(a)                                 In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Company, Merger Sub, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.4(b), this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)                                 (i) In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c), or by Parent pursuant to Section 8.1(d) as a result of a material breach of covenant by the Company, and (B) prior to the date of such termination, an Acquisition Proposal shall have been made known to senior management of the Company or shall have been made publicly known or any person shall have publicly announced an Acquisition Proposal and (C) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal

(whether or not the same Acquisition Proposal as that referred to in clause (B) of this Section 8.2(b)(i)), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $17.8 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “twenty (20%)” shall instead refer to “fifty (50%)”.

(ii)                                  In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e) and (B) prior to the date of such termination, an Acquisition Proposal shall have been publicly announced or become publicly known and not withdrawn and (C) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to in clause (B) of this Section 8.2(b)(ii)), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, the Termination Fee; provided, that for purposes of this Section 8.2(b)(ii), all references in the definition of Acquisition Proposal to “twenty (20%)” shall instead refer to “fifty (50%)”.

(iii)                               In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practical after the date of termination (and, in any event, within three (3) business days thereafter).

(iv)                              In the event this Agreement is terminated by the Company pursuant to Section 8.1(g) (with respect to a termination effected under Section 6.2(a)), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee prior to or concurrently with such termination of this Agreement.

(c)                                  Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee or any portion thereof, the Company shall pay the costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 8.2, then the Company shall pay interest on such overdue amounts (for the period commencing as of the date that any such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as reported by The Wall Street Journal or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

(d)                                 Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by the Company under this Section 8.2 shall be equal to the Termination Fee, and in no event shall the Company be obligated to pay the Termination Fee on more than one occasion. Each of the Company, Parent and Merger Sub acknowledges and agrees that the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such fee is payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE IX

GENERAL PROVISIONS

9.1                               Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Non-Disclosure Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2                               Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of the Company; provided, however, that after the adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.3                               Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion hereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4                               Expenses.  Except (i) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Parent and the Company, or (ii) as otherwise provided in Section

8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5                               Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)                                 if to the Company, to:

Yodlee, Inc.

3600 Bridge Parkway, Suite 200

Redwood City, CA 94065

Attention:  General Counsel

Facsimile: (650) 980-3850

Facsimile:

With a copy (which shall not constitute notice) to:

Wilson, Sonsini, Goodrich & Rosati
One Market Plaza
Spear Tower, Suite 3300
San Francisco, CA 94105
Attention:                                         Robert T. Ishii
Facsimile:                                         (415) 947-2099

E-mail: rishii@wsgr.com

and

(b)                                 if to Parent or Merger Sub, to:

Envestnet, Inc.

35 East Wacker Drive

Chicago, Illinois 60601

Attention:                                         Shelly O’Brien, Chief Legal Officer, General Counsel and Corporate Secretary
Facsimile:                                         (312) 827-2801

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention:                                         Edward S. Best
Facsimile:                                         (312) 701-7711

E-mail: ebest@mayerbrown.com

9.6                               Interpretation.  The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company and/or its Subsidiaries means the actual knowledge of any of the officers of the Company listed in Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent and/or its Subsidiaries means the actual knowledge of any of the officers of Parent listed in Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7                               Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8                               Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) together with the Non-Disclosure Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9                               Governing Law; Jurisdiction.

(a)                                 This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law that would require or permit the application of the law of any other jurisdiction.

(b)                                 Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Chancery Court in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10                        Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11                        Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, and Article I, which is intended to benefit each holder of the Company

Common Stock and the Company Equity Awards entitled to receive the consideration pursuant to the Merger, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.8, notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.12                        Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13                        Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14                        Delivery by Facsimile or Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

YODLEE, INC.

By:	/s/ Anil Arora
Name: Anil Arora
Title: Chairman and Chief Executive Officer

ENVESTNET, INC.

By:	/s/ Judson Bergman
Name: Judson Bergman
Title: Chairman and Chief Executive Officer

YALE MERGER CORP.

By:	/s/ Judson Bergman
Name: Judson Bergman
Title: Chairman and Chief Executive Officer

S-1

Exhibit A

FORM OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
YODLEE, INC.

1.                                      The name of the corporation is:

Yodlee, Inc.

2.                                      The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801.  The name of its registered agent at such address is The Corporation Trust Company.

3.                                      The nature of the business or purpose to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.                                      The total number of shares of stock which the corporation shall have authority to issue is one thousand (1,000) shares of common stock, $0.01 par value per share.

5.                                      The name and mailing address of the incorporator is as follows:

Michael J. Perlowski

71 South Wacker Drive

Chicago, Illinois  60606

6.                                      The corporation is to have perpetual existence.

7.                                      In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, adopt, alter, amend or repeal the by-laws of the corporation of the corporation (the “By-laws”).

8.                                      Meetings of the stockholders may be held within or without the State of Delaware, as the By-laws may provide.  The books of the corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the By-laws of the corporation.  Elections of directors of the corporation need not be by written ballot unless the By-laws of the corporation shall so provide.

9.                                      The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

Exhibit A-1

10.                               (A)  Directors of the corporation shall have no personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent now or hereafter required by law.

(B)  The corporation shall indemnify, to the fullest extent permitted from time to time by the DGCL or any other applicable laws as presently or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (and the corporation, in the discretion of the board of directors, may so indemnify a person by reason of the fact that he is or was an employee or agent of the corporation or is or was serving at the request of the corporation in any other capacity for or on behalf of the corporation or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against any liability or expense actually and reasonably incurred by such person in respect thereof; provided, however, the corporation shall be required to indemnify a director or officer of the corporation in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the board of directors of the corporation.  Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise.  The right to indemnification conferred by this paragraph shall be deemed to be a contract between the corporation and each person referred to herein.

(C)  No amendment to or repeal of the provisions of this Article 10 shall apply to or have any effect on the liability or alleged liability of any person for or with respect to any acts or omissions of such person occurring prior to such amendments.

Exhibit A-2